UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

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ZAGG INC

(Name of Registrant as Specified In Its Charter)

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Notice of 2017 Annual Meeting of Shareholders and Proxy Statement

ZAGG Corporate Objectives and Values

The corporate objectives and values of ZAGG (or the "Company") were established to act as a foundation for the Company to drive enterprise value. The four corporate objectives and seven core values guide the Company by aligning the functional teams' goals and execution. Each core value supports the Company's corporate objectives. Every employee is trained to understand his or her role and the impact his or her work has on achieving the Company's objectives.

Corporate Objectives

The Preferred Brand
Creative Product Solutions
Targeted Global Distribution
Operational Excellence



integrity
ownership
care for people
passion
continuous improvement
performance
sense of urgency
CREATIVE PRODUCT SOLUTIONS
THE PREFERRED BRAND
OPERATIONAL EXCELLENCE
TARGETED GLOBAL DISTRIBUTION
ZAGG

Core Values

Integrity
Ownership
Care for People
Passion
Continuous Improvement
Performance
Sense of Urgency

ZAGG INC | 910 WEST LEGACY CENTER DRIVE, SUITE 500 | MIDVALE, UTAH 84047

Notice of Annual Meeting of Stockholders

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders (the "Meeting") of ZAGG Inc ("ZAGG" or the "Company") will be held virtually as follows:

Date: June 22, 2017
Time: 9:00 a.m., Mountain Daylight Time (MDT)
Place: www.virtualshareholdermeeting.com/ZAGG2017

Purposes:

(1)	**(2)**	**(3)**	**(4)**	**(5)**
To elect five directors of the Company to serve until the next annual meeting of the stockholders and until a successor has been elected and qualified;	To ratify the appointment of KPMG LLP, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017;	To provide an advisory approval of the compensation of our named executive officers;	To approve the Amended and Restated 2013 Equity Incentive Award Plan; and	To transact any other business that may properly come before the Meeting and any additional adjournments.

Who Can Vote: Stockholders at the close of business on April 24, 2017.

How You Can Vote: Stockholders of record may vote electronically over the Internet, or by phone, or may request a complete set of traditional proxy materials and vote their proxy by mail. Stockholders of record may also vote at the Meeting.









BY INTERNET
www.proxyvote.com

BY PHONE
1-800-690-6903

BY MAIL
Fill out your proxy card and submit by mail

BY VIRTUAL ANNUAL MEETING
www.virtualshareholdermeeting.com /ZAGG2017

By Authorization of the Board of Directors,

/s/ Bradley J. Holiday

Bradley J. Holiday

Chief Financial Officer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on June 22, 2017.

The Proxy Statement and the 2016 Annual Report to Stockholders are available at www.proxyvote.com.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET, TELEPHONE OR BY MAIL. FOR ADDITIONAL INSTRUCTIONS ON VOTING BY TELEPHONE OR THE INTERNET, PLEASE REFER TO YOUR PROXY CARD. TO VOTE AND SUBMIT YOUR PROXY BY MAIL, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE VIA THE MEETING WEBSITE. IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM YOUR ACCOUNT MANAGER TO VOTE YOUR SHARES.

Proxy Summary

Solicitation

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of ZAGG Inc, a Delaware corporation ("we," "us," "our," the "Company" or "ZAGG"), for use in connection with the Annual Meeting of the Company's Stockholders to be held on June 22, 2017 (the "Meeting"). This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Company's 2016 Annual Report on Form 10-K, or alternatively a Notice of Internet Availability of Proxy Materials (the "Internet Notice"), will be mailed to stockholders on or about May 5, 2017. The Board is soliciting your proxy in an effort to give all stockholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides you with information on these matters to assist you in voting your shares.

MATTERS TO BE VOTED ON		
ITEM FOR BUSINESS	**BOARD RECOMMENDATION**	**FURTHER DETAILS (PAGE#)**
1. Election of Five Directors	FOR	Page 7
2. Ratification of appointment of independent registered public accounting firm	FOR	Page 16
3. Advisory vote on executive compensation	FOR	Page 18
4. Approval of Amended and Restated 2013 Equity Incentive Award Plan	FOR	Page 41

DIRECTOR NOMINEES								
NAME	**OCCUPATION**	**AGE**	**DIRECTOR SINCE**	**INDEPENDENT**	**OTHER CURRENT DIRECTORSHIPS**	**ZAGG COMMITTEES (1)**		
						A	**C**	**NG**
Cheryl A. Larabee	Lecturer, College of Business & Economics, Boise State University	62	2011	Yes	1	√	√	√
Randall L. Hales	President & CEO, ZAGG Inc	50	2010	No	2			
E. Todd Heiner	CEO, Express Location LLC	55	2012	Yes	0	√	√	√
P. Scott Stubbs	CFO, Extra Space Storage	49	2015	Yes	0	√	√	√
Daniel R. Maurer	Board Member	60	2012	Yes	1	√	√	√

(1) "A" refers to the Audit Committee of the Board (the "Audit Committee"), "C" refers to the Compensation Committee of the Board (the "Compensation Committee"), and "NG" refers to the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee").

2016 Business Highlights

ZAGG is a global leader in accessories and technologies that empower mobile lifestyles. Its award-winning product portfolio includes screen protection, mobile keyboards, power management solutions, social tech, and personal audio sold under the ZAGG®, mophie®, InvisibleShield®, and IFROGZ® brands. ZAGG has operations in the United States, Ireland, The Netherlands, and China. Our products are available worldwide, and can be found at leading retailers and online. ZAGG's consolidated results are comprised of the ZAGG business unit and the mophie business unit.

Consolidated net sales increased 49% to a record of $401.9 million, primarily due to the mophie acquisition and a 7% increase in ZAGG business unit sales to a record $288.1 million. The ZAGG business unit had record sales of the InvisibleShield® screen protection, which grew market share to an all-time high of 51% in 2016, with improved operational

Proxy Summary

performance generating a 220 basis point improvement in the unit's gross margin, as well as a 29% increase in Adjusted EBITDA(1). Consolidated Adjusted EBITDA was $37.2 million, reflecting ZAGG business unit Adjusted EBITDA of $53.1 million, and $(15.9) million for the mophie business unit.



(1) Adjusted EBITDA is a non-GAAP financial measure. Please refer to Annex A for additional information and a reconciliation to the most directly comparable GAAP financial measure.

Compensation Objectives, Principles and Practices

Our executive compensation program is closely aligned with our business strategy and intended to attract, retain, and motivate talented executives, while compensating them for the achievement of measurable corporate performance goals. To reinforce the alignment of executive incentive compensation with the interests of our stockholders, the Compensation Committee has adopted the following practices. (Please see page 26 for further details.)

Topic	Practice
Offer Both Equity and Cash Incentives	• Offering both equity and cash incentives allows us to pay quarterly cash bonuses tied to monthly team goals, and annual equity bonuses tied to overall Company performance metrics.
Emphasize Pay-for-Performance	• Performance-based cash incentive bonus, which compensates executives for the achievement of operational, strategic, and functional team goals. • Performance-based equity incentive bonus plan, which compensates executives for the Company's achievement of financial metrics.
Annual Say-on-Pay Vote	• We annually ask stockholders to provide an advisory vote on our pay practices, which the Compensation Committee considers when setting pay for the Chief Executive Officer ("CEO").
Equity Ownership Guidelines	• CEO and named executive officers are required to own shares of the Company's Common Stock ("Common Stock") equivalent to three times their base salaries.
Double-Trigger Change-of-Control	• We have double-trigger change-in-control provisions that require the actual or constructive termination of employment and the consummation of a change-of-control transaction.
Clawback Policy	• Our policy allows recovery of incentive cash or equity compensation that is based on financial statements that were subsequently restated due to the individual's fraudulent or grossly negligent act or omission.
Dividend Equivalents	• We do not provide dividend equivalents on unvested equity awards.
Engage an Independent Compensation Consultant	• The Compensation Committee has retained a nationally recognized compensation consulting firm to serve as its independent compensation consultant.

Proxy Summary

Topic	Practice
Re-pricing Stock Options	• We do not re-price our stock options and would not do so without stockholder approval.
Excise Tax Gross-Ups	• We do not provide our executive officers with excise tax gross-ups.
Resetting of Performance Targets	• We did not reset or amend any of the performance goals or targets used to set executive compensation programs in a fiscal year.

Governance Highlights

Our Board prides itself on its commitment to high ethical standards and sound governance practices. For more details, please see page 10, or visit the Company's website to view our Corporate Governance Guidelines.

Topic	Practice
Independence	• 4 out of 5 nominees are independent. • Board committees are composed exclusively of independent directors.
Independent Chairperson	• Board has appointed an independent chairperson who is not an employee of the Company.
Executive Sessions	• Independent directors meet regularly without management.
Annual Election	• All directors are elected annually to one-year terms.
Plurality Plus Voting	• In uncontested elections, directors receiving less than 50% of the votes cast must tender their resignation for consideration of the Board.
Director Evaluations	• The Board and each committee conduct annual self-evaluations.
Stock Ownership	• Each director is expected to hold shares of Common Stock equal to three times his or her annual cash retainer.
Stockholder Engagement	• The Board has adopted a protocol to allow stockholders with long-term significant holdings of our stock to communicate with Board members on appropriate topics.
Poison Pill	• The Company does not have a stockholder rights plan.
Right to Call Special Meeting	• Stockholders holding 10 percent or more of the outstanding Common Stock have the right to call a special meeting.
Confidential Voting	• Records that identify the vote of a particular stockholder are kept confidential from the Company except in a proxy contest or as required by law.
Single Voting Class	• Common Stock is the only class of voting shares outstanding.

2016 Stockholder Engagement

Our Board and management value the opinions and feedback of our stockholders, and we are committed to ongoing engagement with, and listening to, our stockholders. To date, our stockholder engagement team has consisted of our Director of Investor Relations and the Chairperson of our Compensation Committee. This year, we reached out to our largest investors, representing approximately 50% of our outstanding Common Stock, to discuss executive compensation and corporate governance matters. A summary of the feedback we received was provided to the Board for review and consideration.

In response to discussions with stockholders, the Compensation Committee has made a number of enhancements to our executive compensation program since 2014 as detailed on page 26 in "Recent Compensation Actions Taken".

The Compensation Committee will continue to closely monitor the executive compensation program in an effort to align the interests of our executive officers with the interests of our stockholders and to address material concerns raised by stockholders.

Stockholders and other interested parties who wish to communicate with the Board on these or other matters may contact our Director of Investor Relations electronically at IR@ZAGG.com or by mail at ZAGG Inc, 910 West Legacy Center Drive, Suite 500, Midvale, Utah 84047.



Table of Contents

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Our Board Of Directors

The Board currently consists of five directors. All directors serve a one-year term and are subject to re-election each year. The Board has nominated five individuals for election at the Meeting. All individuals up for election currently serve as directors and each has consented to being named as a nominee for election as a director and has agreed to serve if elected.

Nominations and Qualifications

Biographical information for each of the nominees follows:



Cheryl A. Larabee

Age: 62

Director Since: 2011; appointed as Chairperson of the Board in August, 2012

Committees: Chair of Nominating and Governance Committee; Member of Audit Committee; Member of Compensation Committee

Principal Occupation: Lecturer, College of Business & Economics, Boise State University

Recommendation: The Board has determined that Ms. Larabee's background in corporate banking, financial strategies, and her senior executive leadership experience qualify her to continue to serve as a director of the Company.

Experience: Ms. Larabee had a 24-year corporate banking career focused on financial problem-solving with clients ranging from start-ups to the Fortune 500. Prior to her current position at Boise State, she served as the Associate Vice President for University Advancement at the College of Business and Economics. She is the former Senior Vice President and Western U.S. Regional Manager of the Corporate Banking Division at KeyBank. Previously she managed middle market teams at U.S. Bank in Portland, Oregon, and served a national client base at Crocker Bank in San Francisco, California. Ms. Larabee holds a B.A. in Psychology from Moorhead State University and an M.B.A. from Golden Gate University. She also completed the Stanford University Graduate School of Business Executive Program. Ms. Larabee is a member of the National Association of Corporate Directors and was named a NACD Board Leadership Fellow in December 2012.

Other Directorships: Ms. Larabee serves as a director for Norco, Inc.

Family Relationships: None



Randall L. Hales

Age: 50

Director Since: 2010

Committees: None

Principal Occupation: President and CEO, ZAGG Inc

Recommendation: The Board has determined that Mr. Hales' prior experience as the CEO and a director of consumer products companies, his extensive consumer products development and marketing experience, and strong background in corporate expansion strategy qualify Mr. Hales to continue to serve as a director of the Company.

Experience: Mr. Hales brings extensive business experience in operational development, product management, retail marketing, and management to our Board. Mr. Hales began serving as a director in October 2010. From December 2011 to August 2012, Mr. Hales served as President, Chief Operating Officer, and director of ZAGG. Beginning in August 2012, Mr. Hales served as the Company's interim CEO as the Board conducted its search for a permanent CEO. In December 2012, Mr. Hales was appointed as CEO of the Company.

From June 2007 to December 2011, he served as CEO and a director of Mity Enterprises (Orem, Utah), a multi-million dollar manufacturer of light-weight multipurpose furniture. While at Mity Enterprises, Mr. Hales established strategic objectives to drive revenue and EBITDA growth, established product management and a disciplined approach to new product introductions, and initiated aggressive operational improvement plans.

From March 2002 to May 2007, he served as CEO and a director of Back to Basics (Bluffdale, Utah), a consumer products company. From April 2003 to June 2007, Mr. Hales served as a Board Advisor to WiLife, a consumer electronics firm, where he helped manage WiLife through a rapid growth phase. WiLife was later sold to Logitech. Mr. Hales holds a B.S. in Engineering from Brigham Young University.

Other Directorships: Mr. Hales serves as a director for Norco, Inc. and Development Capital.

Family Relationships: None



E. Todd Heiner

Age: 55

Director Since: 2012

Committees: Member of Audit Committee; Member of Nominating and Governance Committee; Member of Compensation Committee

Principal Occupation: CEO, Express Locations LLC

Recommendation: The Board has concluded that Mr. Heiner's more than 30 years of executive leadership, extensive background running divisions of premier national telecommunications and wireless companies, and experience as an entrepreneur qualify him to continue to serve as a director of the Company.

Experience: Mr. Heiner has over 30 years of strategic and operational management experience in the telecommunications and wireless industries, particularly in building national wireless retail markets. Mr. Heiner founded Express Locations LLC in 2006, which is the second largest T-Mobile Premier Retail partner in the United States with more than 140 locations. Prior to founding Express Locations LLC, Mr. Heiner was Vice President of Sales for Western Wireless where his efforts to revitalize the organization resulted in record setting customer growth. Western Wireless was sold to Alltel Wireless for $6.6 billion in September 2005. At VoiceStream Wireless, he led the sales and distribution teams of over 3,500 employees and 700 company-owned retail stores covering an area of over 200 million people in the United States. VoiceStream Wireless was sold to Deutsche Telekom in June 2001 for $30.0 billion and was rebranded T-Mobile USA. Mr. Heiner holds a B.A. in Communications from Utah State University.

Other Directorships: None

Family Relationships: None





P. Scott Stubbs

Age: 49

Director Since: 2015

Committees: Member of Nominating and Governance Committee; Chair of Audit Committee; Member of Compensation Committee

Principal Occupation: Chief Financial Officer ("CFO"), Extra Space Storage, Inc.

Recommendation: Our Board has determined that Mr. Stubbs' experience as the CFO of a public company and a licensed CPA, along with his specific expertise in the areas of accounting and auditing, treasury, investor relations, and financial reporting qualify him to continue to serve as a director of the Company.

Experience: Mr. Stubbs has served as CFO of Extra Space Storage Inc. ("ESS") since December 2011. He served as the Senior Vice President Finance and Accounting of ESS since its inception, and as the Corporate Controller of its predecessor beginning in December 2000. Prior to joining of ESS's predecessor, Mr. Stubbs served as CFO of the Lyon Company from June 2000 through December 2000. From 1995 through 2000, he served as the U.S. Controller of Critchley Inc. and from November 1992 through June 1995, he worked at Neilson, Elggren, Durkin & Co. as a consultant. Mr. Stubbs is a licensed CPA and holds a B.S. and a Masters in Accountancy from Brigham Young University.

Other Directorships: None

Family Relationships: None



Daniel R. Maurer

Age: 60

Director Since: 2012

Committees: Chair of Compensation Committee; Member of Audit Committee; Member of Nominating and Governance Committee

Principal Occupation: Board Member

Recommendation: Our Board has determined that Mr. Maurer's strong background in marketing and building brands for global consumer retail and technology products as well as his expertise and understanding regarding the international consumer marketplace qualify him to continue to serve as a director of the Company.

Experience: Mr. Maurer has extensive global consumer retail sales and marketing experience with over 20 years in executive management at Procter & Gamble ("P&G"), including 15 years internationally. As General Manager of Global Customer Development at P&G's headquarters, he was tasked with building an effective marketing strategy to achieve a competitive advantage with P&G's largest global customers including Wal-Mart, Costco, Ahold, Tessco, and Carrefour, who collectively represented over $360.0 billion in annual sales. Subsequent to his tenure at P&G, Mr. Maurer was Vice President of Strategy for Global Sales and US Business at Campbell's Soup. From 2006 until his retirement in August 2014, he was a member of the senior management team at Intuit, Inc. At Intuit, he oversaw the Small Business Solutions Group (including QuickBooks payroll, DemandForce, and QuickBase), and previously led the TurboTax®, Mint, and Quicken brands. He has previous experience serving on the board of Iomega Corporation which was acquired by EMC Corporation in 2008. Mr. Maurer holds a B.S. in Marketing and Finance from the University of Wisconsin.

Other Directorships: Mr. Maurer serves as a director of CNO Financial Group, Inc.

Family Relationships: None

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE FIVE NOMINEES TO SERVE AS DIRECTORS OF THE COMPANY.

Plurality Plus Voting Policy

In 2016, the Board adopted an amendment to the Company's bylaws which provides that if the number of shares "withheld" for any director nominee exceeds the number of shares voted "for" the director nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she must tender his or her written resignation to the Board, and the Board must decide, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, whether to accept the resignation at the Board's next regularly scheduled meeting.

Corporate Governance

Corporate Governance Guidelines and Code of Ethics

The Board has adopted Corporate Governance Guidelines which can be accessed at the Company's corporate website at http://investors.zagg.com/. Our Corporate Governance Guidelines are intended to supplement the Company's bylaws and Board committee charters. The Nominating and Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, and then, as it deems appropriate, recommends amendments to the Board.

The Board has also adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that is applicable to our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer or controller), and employees. The Code of Ethics contains general guidelines for conducting our business consistent with the highest standards of business ethics, and is intended to qualify as a "code of ethics" under applicable securities rules.

Leadership Structure

Our Board of Directors is currently comprised of five members. According to our bylaws, the Board of Directors shall not consist of less than three nor more than thirteen members. The positions of Chairman of the Board and CEO are held by separate persons.

Mr. Hales, the CEO, serves on the Board. His main focus, however, is to provide leadership to the Company in accomplishing the directives established by the Board. In that role, he is responsible for the general administration, oversight, care and management of the business of the Company and its subsidiaries, as well as full authority over all officers, managers and employees.

Ms. Larabee, the Chairperson of the Board, is considered the lead independent director, and her role, along with the Board, is to provide independent oversight of the CEO, to direct the business and affairs of the Company for the benefit of its stockholders, and to balance the interests of the Company's diverse constituencies including stockholders, customers, and employees.

Meetings of the Board are chaired by Ms. Larabee, as the Chairperson. Ms. Larabee also sets the agenda for such meetings. The independent directors may also meet from time to time without the presence of Mr. Hales as they determine appropriate.

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders, and until their successors are elected and qualified, or until removed from office in accordance with our bylaws.

Director Independence

The Board reviews the independence of our directors on the basis of standards adopted by the NASDAQ Stock Market ("NASDAQ"). As a part of this review, the Board considers transactions and relationships between the Company, on the one hand, and each director, members of the director's immediate family, and other entities with which the director is affiliated, on the other hand. The purpose of such a review is to determine which, if any, of such transactions or relationships were inconsistent with a determination that the director is independent under NASDAQ rules. As a result of this review, the Board has determined that each of our directors other than Mr. Hales (our President and CEO) is an "independent director" within the meaning of applicable NASDAQ listing standards.

Risk Oversight

Our Board has overall responsibility for the oversight of risk management at our Company. Day-to-day risk management is the responsibility of management, which has implemented processes to identify, assess, manage and monitor risks that face our Company. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our Company, and the steps we take to monitor and control such exposures.

In conjunction with our Board's general oversight responsibility for risk at our Company, the Board delegates certain risk oversight duties to Board committees.

Risk Oversight Duty	Board Committee	Responsibility
Monitoring of credit, liquidity, regulatory, operational, and enterprise risks.	Audit Committee & Board of Directors	Regular reviews with management, internal and external auditors, and other advisors.
Review of accounting and financial controls, and assessment of business risks.	Audit Committee	Periodic meetings with independent registered public accounting firms.
Monitoring of the Company's governance and succession risk.	Nominating and Governance Committee & Board of Directors	Regular review with management and outside advisors.
Monitoring CEO succession and the Company's compensation policies and related risks.	Compensation Committee & Board of Directors	Regular reviews with management and outside advisors.

Short-Term or Speculative Transactions Policy

The Board has a policy (the "Policy") relating to short-term or speculative transactions in the Company's securities by directors, officers, and other employees which prohibits such individuals from engaging in short-term or speculative transactions involving the Company's securities, such as publicly traded options, short sales, puts and calls, hedging transactions and holding the Company's securities in a margin account.

The Board believes that it is inappropriate for directors, officers or other employees of the Company or its subsidiaries to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company's securities without the full risks and rewards of ownership, potentially separate the holder's interests from those of the Company's stockholders. The objective of this policy is to prohibit direct or indirect engagement in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.

No director, officer or other employee of the Company or its subsidiaries may, at any time, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit such person's holdings, ownership or interest in or to any Common Stock or other securities of the Company, including without limitation outstanding stock options, deferred stock, restricted stock units, or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of securities of the Company. Prohibited transactions include the purchase by a director, officer or other employee of financial instruments, including, without limitation, prepaid variable forward contracts, instruments for short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Any person who violates this policy will be subject to disciplinary action which may include, but is not limited to, termination of employment or restrictions on future participation in the Company's equity incentive plans.

Additionally, any executive officer or director must seek approval of the Board prior to any pledge of the Company's securities, such approval to be included in the minutes of the meetings or consent resolution of the Board; provided, that only a pledge or loan of the Company's securities that does not involve a prepaid variable forward or similar transaction will be considered.

As of the date of this Proxy Statement, all of members of the Board and the Company's officers were in compliance with the Policy.

Certain Relationships and Related Transactions

None of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction during 2016 or in any presently proposed transaction which, in either case, has or will materially affect us.

The Company makes a concerted effort to review potential transactions with our executive officers and directors from the standpoint of whether any related party transaction issues would be involved, and reviews any such issues, including the approval, ratification, and disclosures relating to such transactions, on a case-by-case basis.

Meetings and Committees of the Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and stockholders' meetings. For the fiscal year ended December 31, 2016, there were seven meetings of the Board. Each of the directors attended, in person or by telephone, more than 75% of the meetings of the Board and the committees on which he or she served (in each case during the period in which he or she served).

Directors are encouraged to attend in person each Annual Meeting of Stockholders. One of our directors attended the 2016 Annual Meeting of Stockholders.

Committees of the Board

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit Committee, (2) Compensation Committee, and (3) Nominating and Governance Committee. Each committee acts pursuant to a written charter adopted by the Board. Each committee's charter is available on our corporate website at http://investors.zagg.com/. All of the committees are comprised solely of non-employee, independent directors as defined by NASDAQ market listing standards.

The table below shows membership for each of the standing Board committees as of December 31, 2016.

Audit	Compensation	Nominating and Governance
P. Scott Stubbs (Chair)	Daniel R.Maurer (Chair)	Cheryl A. Larabee (Chair)
E. Todd Heiner	Cheryl A. Larabee	E. Todd Heiner
Daniel R. Maurer	E. Todd Heiner	P. Scott Stubbs
Cheryl A. Larabee	P. Scott Stubbs	Daniel R. Maurer

Audit Committee

The Board has determined that P. Scott Stubbs and Cheryl A. Larabee are "audit committee financial experts" within the meaning established by the SEC. The primary responsibility of the Audit Committee is to assist the Board in fulfilling its oversight responsibility by reviewing and appraising:

- the integrity of the Company's financial statements; the accounting, auditing and financial reporting processes of the Company;

- the management of business and financial risk and the internal controls environment;

- the Company's compliance with legal and regulatory requirements and ethics programs as established by management and the Board, which shall be in conjunction with any recommendations by the Nominating and Governance Committee with respect to the corporate governance standards;

- the reports resulting from the performance of audits by the independent auditor and the internal audit team;

- the qualifications, independence and performance of the Company's independent auditors; and

- the performance of the Company's internal audit team.

The Audit Committee also has responsibility for reviewing and making recommendations to the Company's independent directors regarding transactions between the Company and any related person and any other potential conflicts of interest of Board members and the Company's executive officers.

Additional information regarding the Audit Committee's processes and procedures is provided below under the heading "Audit Committee Disclosure." The Report of the Audit Committee is set forth later in this Proxy Statement on page 16.

Compensation Committee (Including interlocks and Insider Participation)

The primary responsibilities of the Compensation Committee are to:

- approve an overall compensation philosophy for the Company's named executive officers ("NEOs") considering the Company's goals and objectives;

- select performance metrics aligned with the Company's business strategy;

- review and approve the Company's executive cash and equity-based compensation plans;

- review and approve any benefit plans, retirement and deferred compensation or other perquisites offered to the NEOs and other eligible employees;

- review the Company's compensation practices so that they do not encourage imprudent risk taking;

- review and make recommendations to the Board regarding compensation for service on the Board and Board committees; and

- develop and recommend to the Board for approval an executive officer succession plan.

Dan Maurer, Cheryl Larabee, Todd Heiner and Scott Stubbs served on the Compensation Committee in 2016. None of the directors who served on the Compensation Committee in 2016 has ever served as one of the Company's officers or employees or is or was a participant in fiscal 2016 in a related person transaction with the Company. None of our NEOs serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving on our Compensation Committee or as a member of our Board.

Nominating and Governance Committee Governance Committee (Including Nomination Process)

The primary responsibilities of the Nominating and Governance Committee are to:

- review and recommend individuals to the Board for nomination as members of the Board and its committees;
- develop and review the Company's Corporate Governance Guidelines;
- monitor compliance with the Code of Ethics;
- review and recommend approval of corporate governance policies and practices;
- review the Committee's new director orientation program and continuing director education programs;
- oversee the process developed by the Board for an annual performance evaluation of the Board and its committees and the conduct of such evaluation.

The policy of the Nominating and Governance Committee is to consider stockholder recommendations for candidates to serve as directors of the Company properly submitted in accordance with our bylaws. In evaluating those recommendations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience, and capability on the Board and to address the membership criteria described below. Any stockholder wishing to recommend a candidate for consideration by the Nominating and Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information (including without limitation, name, age, business and residence address, principal occupation, class and number of shares of the Company held by the candidate) and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to the Nominating and Governance Committee c/o Secretary at the following address:

> ZAGG Inc
> 910 W. Legacy Center Drive, Suite 500
> Midvale, Utah 84047

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, at least annually.

The criteria considered by the Nominating and Governance Committee in evaluating director nominees include, without limitation, the following:

- a candidate must demonstrate integrity, accountability, informed judgment, financial literacy, creativity, and vision;
- a candidate must be prepared to represent the best interests of all the Company's stockholders, not just those of a particular constituency;
- a candidate must have a record of professional accomplishment in his or her chosen field; and
- a candidate must be prepared and able to participate fully in Board activities, including membership on Board committees.

The criteria are not exhaustive and the Nominating and Governance Committee may consider other qualifications and attributes that it believes are appropriate in evaluating the ability of an individual to serve as a director. Additionally, different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Governance Committee's perceptions about future issues and needs.

The Nominating and Governance Committee does not have a formal policy regarding diversity, but as described above considers a broad range of attributes and characteristics in identifying and evaluating nominees for election to the Board. The Nominating and Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through various means, including current directors, stockholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Governance Committee, and may be considered at any point during the year.

There have been no material changes to the procedures by which stockholders may recommend nominees to the Board since the Company last provided this disclosure.

Director Compensation

The Company uses cash compensation and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors.

The Company has granted restricted stock units ("RSUs") to its non-employee directors concurrent with their appointment to the Board. These RSU awards typically vest at the end of each fiscal year.

Director Summary Compensation Table for 2016

The table below summarizes the compensation paid (fees) or granted (stock-based compensation) by the Company to its non-employee directors for the year ended December 31, 2016

Name	Fees Earned ($)	RSUs ($) (1)	Total ($)
Cheryl A. Larabee	$ 110,056 (2)	$ 104,722	$ 214,778
E. Todd Heiner	$ 51,528	$ 52,361	$ 103,889
Daniel R. Maurer	$ 58,528 (3)	$ 52,361	$ 110,889
P. Scott Stubbs	$ 51,528	$ 52,361	$ 103,889

(1) This column shows the full grant date fair market value of the RSUs granted as computed under ASC Topic 718 and the expense attributable to these awards that will be recorded over the vesting period (excluding estimates for forfeitures in case of awards with service-based vesting). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2016, which are included in the Company's Annual Report on Form 10-K filed with the SEC.

(2) Ms. Larabee receives twice the annual base fees and RSU awards due to her role as Chairperson of the Board.

(3) Mr. Maurer received $7,000 in additional fees as he was the chair of the Compensation Committee for all of 2016.

PROPOSAL NO. 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP ("KPMG") as the Company's independent registered public accounting firm (independent auditors) to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2017. The Company is seeking stockholder ratification of such action. Stockholder ratification of the appointment of KPMG is not required by our bylaws or otherwise. However, we are submitting the appointment of KPMG to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will consider whether or not to retain KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stockholders.

> THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

KPMG, independent registered public accounting firm, was engaged as our independent registered public accounting firm for the years ended 2011 to 2016.

Audit Committee Report

The responsibilities of the Audit Committee include providing oversight to the financial reporting process of the Company through periodic meetings with the Company's independent registered public accounting firm and management to review accounting, auditing, internal controls, and financial reporting matters. Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm, KPMG, is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and KPMG. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), and the Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG. The Audit Committee discussed with KPMG matters required to be discussed by AS 1301, "Communication with Audit Committee," as adopted by the Public Company Accounting Oversight Board.

KPMG also provided to the Audit Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the audit committee concerning independence, and the Audit Committee discussed with KPMG that firm's independence. The Audit Committee also considered all non-audit services provided by KPMG and verified that each was compatible with their independence.

Based upon the Audit Committee's discussion with management and KPMG, and the Audit Committee's review of the representation of management and the report of KPMG to the Audit Committee, the Audit Committee recommended that the Board include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC.

The Audit Committee

P. Scott Stubbs, Chair

E. Todd Heiner

Daniel R. Maurer

Cheryl A. Larabee

It is expected that representatives of KPMG will attend the Meeting and be available to make a statement or respond to appropriate questions.

Audit Fees

For the years ended December 31, 2016 and 2015, we incurred fees to KPMG. Audit fees include the annual audit, the audit of the effectiveness of internal control over financial reporting, quarterly reviews, and accounting consultations. The increase in audit fees from 2015 to 2016 is primarily related to incremental audit work required due to the acquisition of mophie during 2016. Audit-related fees include a royalty contract audit and a subscription fee for an online accounting research tool. Tax fees include U.S., foreign and state income tax preparation and tax consultation. Other fees include due diligence fees paid in connection with the mophie acquisition during the first quarter of 2016. The Audit Committee believes KPMG's independence has not been impaired by their non-audit services.

A summary of fees incurred to KPMG in 2016 and 2015 appears below:

Fee Category	2016	2015
Audit	$ 1,700,740	$ 927,096
Audit-related	1,549	19,143
Tax	406,329	186,840
Other	436,749 (1)	--
Total	$ 2,545,367	$ 1,133,079

(1) Represent due diligence fees paid in connection with the acquisition of mophie in March 2016.

It is the policy of the Audit Committee to pre-approve audit, audit-related, tax and non-audit services to be performed by the independent registered public accounting firm and the related fees. The Audit Committee is authorized to delegate, within specified limits, the pre-approval of such services and fees to an individual member of the Audit Committee, provided that such individual shall report any decisions to pre-approve such services and fees to the full Audit Committee at its next regularly scheduled meeting. During 2016, no fees were approved by the Audit Committee after services were performed pursuant to the de minimis exception established by the SEC.

PROPOSAL NO. 3:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Consistent with the vote of our stockholders, our Board has determined to submit the approval of our executive compensation annually to our stockholders on a non-binding basis. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our NEOs. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs.

Our executive compensation program is designed to attract, motivate and retain a talented team of executives. We seek to accomplish this goal in a way that rewards performance that is aligned with our stockholders' long-term interests. We believe that our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our stockholders.

As depicted below, the Company's executive compensation program received significant support from stockholders in 2015 and 2016

SAY-ON-PAY

2015 Say-on-Pay Support



2016 Say-on-Pay Support



In accordance with the requirements of Section 14A of the Exchange Act, we are including in this Proxy Statement a separate resolution, subject to a non-binding stockholder vote, to approve the compensation of our NEOs as disclosed in this Proxy Statement. Accordingly, the following resolution is submitted for stockholder vote at the Meeting:

> RESOLVED, that the stockholders of ZAGG Inc approve, on an advisory basis, the compensation of its Named Executive Officers as disclosed in the Proxy Statement for the Annual Meeting of Stockholders held June 22, 2017, pursuant to Item 402 of Regulation S-K, including the narrative discussion of executive compensation, the accompanying tabular disclosure regarding compensation of the Named Executive Officers and the corresponding narrative disclosure and footnotes.

As an advisory vote, this proposal is not binding on the Board. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and considers the outcome of the vote when making future compensation decisions for the Company's NEOs.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE NAMED EXECUTIVES, AS DISCLOSED IN THIS PROXY STATEMENT.

2016 Business Highlights

Consolidated net sales increased 49% to a record of $401.9 million, primarily due to the mophie acquisition and a 7% increase in ZAGG business unit sales to a record $288.1 million. The ZAGG business unit had record sales of the InvisibleShield® screen protection, which grew market share to an all-time high of 51% in 2016, with improved operational performance generating a 220 basis point improvement in the unit's gross margin, as well as a 29% increase in Adjusted EBITDA(2). Consolidated Adjusted EBITDA was $37.2 million, reflecting ZAGG business unit Adjusted EBITDA of $53.1 million, and $(15.9) million for the mophie business unit.



(2) Adjusted EBITDA is a non-GAAP financial measure. Please refer to Annex A for additional information and a reconciliation to the most directly comparable GAAP financial measure.

Compensation Discussion and Analysis

The compensation discussion and analysis describes the material components of the 2016 executive program, including the compensation objectives, principles, practices, and decisions as they relate to our NEOs, and outlines the 2016 compensation paid to NEOs during the fiscal year ended December 31, 2016.

ZAGG 2016 NEOs

Name	Fiscal Year 2016 Title
Randall L. Hales	President & Chief Executive Officer
Bradley J. Holiday	Chief Financial Officer
Brian Stech	President, ZAGG business unit
Chris Paterson	VP of Product Development – Asia
Steve Tarr	Former Chief Operating Officer - ZAGG China (1)

(1) Mr. Tarr left the Company to pursue other interests in February 2017.

Executive Compensation Philosophy

ZAGG's compensation philosophy mirrors our overall business strategy. We are keenly focused on creating a competitive, efficient and sustainable business that provides real and on-going value to stockholders. These same principles govern our compensation philosophy. ZAGG's executive compensation program is centered on a pay-for-performance philosophy, which aligns executive compensation with stockholder value and ultimately impacts our compensation program design.

Executive Compensation Procedures

How Executive Compensation is Determined

Role of the Compensation Committee
The Compensation Committee has responsibility for establishing and monitoring the Company's executive compensation programs and for making decisions regarding the compensation of the NEOs. In fulfillment of such responsibility, the Compensation Committee performs the following tasks:

- Studies executive compensation market data and trends;

- Seeks advice from compensation consultants regarding best practices;

- Monitors policies published by certain proxy advisory firms, including ISS and Glass Lewis;

- Evaluates the economic, strategic and organizational challenges facing our Company;

- Establishes base salaries, and determines short-term and long-term pay-for-performance compensation for the NEOs;

- Presents CEO's overall compensation package to the entire Board of Directors for ratification;

- Administers the Company's incentive compensation and equity-based plans; and

- Makes regular reports to the Board, including an annual report, with the approval or disapproval of management's recommendations for material changes in NEOs' existing retirement and benefit plans.

The Compensation Committee finalizes the executive compensation decisions after reviewing the performance of the Company and evaluating the NEOs' performance against established goals, leadership ability, Company responsibilities, and current compensation arrangements. To assist in this process, they review a compensation analysis for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole. The compensation analysis summarizes the total compensation opportunity, including fixed and variable compensation, perquisites and potential payments upon termination or change of control. In addition, the compensation analysis include a summary of historical compensation.

The Compensation Committee also monitors, administers and approves awards under the Company's various pay-for-performance compensation plans for all levels within the Company, including awards under the Company's 2013 Equity Incentive Award Plan.

Role of Our Chief Executive Officer and Other Senior Executive Officers
Our President and CEO, Mr. Randall L. Hales, also serves on our Board. By serving multiple roles, Mr. Hales is uniquely positioned to serve as a resource to the Board and the Compensation Committee in many of its compensation decisions, and in their evaluation of the issues, opportunities, and challenges facing the Company and industry. This support may help inform the identification of key performance metrics and indicators that may be used in setting performance-based compensation. In his role as our CEO, Mr. Hales is also close to the Company's day-to-day operations to be able to identify key contributors and top performers within the Company, to ensure that their compensation accurately reflects their responsibilities, performance, future expectations, and experience levels. While Mr. Hales recuses himself from any Board discussions that involve his own compensation, his recommendations and feedback, along with the feedback and recommendations of our other senior executive officers, are often taken into consideration by the Board and the Compensation Committee when setting compensation levels.

Role of Consultants
From time to time, the Compensation Committee may engage consultants to perform compensation studies related to current executive and Board compensation, including a review of cash and stock-based compensation to executives and the Board. The Compensation Committee has sole authority over consultants, who work exclusively for the Board and do not provide additional services to management or the executive team. The Compensation Committee has sole authority to hire and fire any such consultants.

In fiscal 2016 the Company retained Aon Hewitt, a nationally recognized executive compensation and corporate governance consulting firm, to provide input and guidance on our compensation peer group, with the goal of broadening the group to reflect the acquisition of mophie. Aon Hewitt also aided the Compensation Committee in evaluating alternative performance metrics and establishing multi-year performance goals.

Employment and Severance Agreements

Messrs. Hales, Holiday, Stech and Paterson have employment agreements with the Company, which are discussed below. Mr. Tarr also had an employment agreement with the Company which terminated upon his departure from the Company in February 2017. Each of the employment agreements includes an employee severance component, though none of the severance agreements provides for separation benefits that exceed the employee's annual compensation. Mr. Hales and Mr. Holiday also have a severance agreement related specifically to a change of control of the Company, which is also discussed below. Executive employment agreements include a compensation addendum with parameters established each fiscal year by the Compensation Committee.

Our Compensation Principles


Principles Guiding ZAGG's Executive Compensation


Link a significant portion of compensation to Company and individual performance.

We believe that compensation levels should reflect performance—both corporate and individual. This is accomplished by:

- Motivating, recognizing and rewarding individual excellence
- Paying short-term cash bonuses based upon measurable corporate financial and individual performance goals.
- Linking long-term compensation to our Company's performance based on Net Sales and Adjusted EBITDA.

Talent acquisition and retention.

We strive to offer compensation that is competitive with that offered by comparable companies regionally and globally to attract, retain and reward our NEOs.

Align management's interests with those of stockholders.

We seek to implement programs that will encourage NEOs to remain with us and to increase long-term stockholder value by providing competitive compensation and granting long-term equity-based awards with a minimum 3-year vesting period.

Peer Group and Benchmarking

The Compensation Committee reviews peer groups used for compensation benchmarking periodically or upon a significant change in business conditions for the Company or its peers. The Compensation Committee worked with Aon Hewitt to help identify comparable companies to benchmark executive and outside director compensation for 2016. The acquisition of mophie in 2016 increased consolidated ZAGG net sales and the overall size and complexity of the Company. It was determined that the peer group needed to be updated to reflect these changes. We believe the new peer group more accurately represents organizations that generally are impacted by the same economic factors affecting the Company.



Previous Peer Group

REMAIN
iRobot Corporation
Universal Electronics Inc.
Lifetime Brands, Inc.
Flexsteel Industries Inc.
Bassett Furniture
The Dixie Group Inc.
Nautilus Inc.
CSS Industries Inc.
Culp, Inc.
Rockey Brands, Inc.
Skullcandy, Inc.
Hooker Furniture Corp.

REMOVED
Superior uniform
Joe's Jeans Inc.

ADDED
Elizabeth Arden, Inc.
Callaway Golf Co.
Libbey Inc.
Inter Parfums Inc.

New Peer Group

Below is a description of the methodology we used to select companies for our revised peer group:

- reported $250 million to $1,000 million in annual revenue in 2015 (0.5x–2.0x ZAGG's 2016 estimated revenue of $500 million);
- sell branded products;
- are publicly-traded on a major exchange and headquartered in the United States; and
- fall into the following GICS industries which share similar profiles to ZAGG's products.
  - Apparel and Accessories (excludes companies with a large retail presence)
  - Consumer Electronics (ZAGG's GICS)
  - Footwear (excludes companies with a large retail presence)
  - Home Furnishings
  - Household Appliances
  - Housewares and Specialties
  - Leisure Products (excludes firearm or vehicle manufacturers)
  - Personal products (excludes nutritional supplement manufacturers)
  - Textiles
- We excluded companies with atypical compensation practices such as no annual incentives and/or no annual equity awards.

Benchmarking

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee strives to be at the median, it does not target a specific market position.

2016 Stockholder Engagement

Our Board and management value the opinions and feedback of our stockholders, and we are committed to ongoing engagement with, and listening to, our stockholders. To date, our stockholder engagement team has consisted of our Director of Investor Relations and the Chairperson of our Compensation Committee. This year, we reached out to our largest investors, representing approximately 50% of our outstanding Common Stock, to discuss executive compensation and corporate governance matters. A summary of the feedback we received was provided to the Board for review and consideration.

The Compensation Committee will continue to monitor the executive compensation program in an effort to align the interests of our executive officers with the interests of our stockholders and to address material concerns raised by stockholders.

Stockholders and other interested parties who wish to communicate with the Board on these or other matters may contact our Director of Investor Relations electronically at IR@ZAGG.com or by mail at ZAGG Inc, 910 West Legacy Center Drive, Suite 500, Midvale, Utah 84047.

Recent Compensation Actions Taken

The Compensation Committee conducts an ongoing review and evaluation of our executive compensation and benefits programs in relation to our compensation philosophy and objectives, and the interests of our stockholders. In response to stockholders' input, and as part of our continued effort to align our pay practices with stockholder interests, the Compensation Committee has pursued the following enhancements to our executive compensation program since 2014:

Topic	Action Taken
Peer Group	Reassessment and refinement of our peer group with the assistance of Aon Hewitt to reflect the mophie acquisition.
RSU vesting	Introduction of a three-year vesting period for long-term incentive RSUs for 2016 grants.
Short-term Performance Metrics	Review of short-term performance metrics to align the NEOs' compensation with key short-term Company processes and goals.
Long-term Performance Metrics	Refinement of the selection of long-term performance metrics to better link executive compensation to long-term performance.
CD&A Format	Reformat of the CD&A to increase the overall transparency of our compensation policies and ensure better communication with our stockholders.

Amendments to 2013 Equity Incentive Award Plan (Subject to approval of stockholders at the Meeting - see Proposal 4)	
Prohibit SARs/options buy-outs	Prohibit cash buyouts and share recycling associated with SARS and options.
Increase equity cap to align with peers	Raise annual participant equity grant cap from 300,000 shares to 600,000, which is below the mean and median for our peer group.
Minimum 12-month vesting	Require all awards to include a minimum 12-month vesting period (subject to limited exception).

Compensation Risk Assessment

Management has made an assessment of the Company's compensation policies and practices with respect to all employees to determine whether risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company. In doing so, management considered various features and elements of the compensation policies and practices that discourage excessive or unnecessary risk taking. As a result of the assessment, the Company has determined that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The Compensation Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing compensation discussion and analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in the Company's Proxy Statement for the 2017 Annual Meeting of Stockholders.

The Compensation Committee
Daniel R. Maurer, Chair
Cheryl A. Larabee
E. Todd Heiner
P. Scott Stubbs

2016 Executive Compensation Overview

Executive Officer Biographies

In addition to Randall L. Hales, President, CEO and Director, whose biographical information is set forth above, the following individuals currently serve as executive officers of the Company.

Bradley J. Holiday, 63, is the CFO of the Company with responsibility for the common support areas of finance, accounting, treasury, investor relations, and information technology. Mr. Holiday became our CFO in June 2015, at which time he resigned as a director of the Company, a position he occupied since 2012. Prior to becoming CFO of the Company, Mr. Holiday served as Executive Vice President and CFO of Callaway Golf, Inc. ("Callaway") from September 2003 through June 2015 and as Vice President and CFO of Callaway beginning in August 2000. Before joining Callaway, Mr. Holiday served as Vice President-Finance for Gateway, Inc. Prior to joining Gateway, Inc., Mr. Holiday was employed with Nike, Inc. in various capacities beginning in April 1993, including CFO-Golf Company, where he directed all global initiatives and strategic planning for Nike, Inc.'s golf business. Prior to joining Nike, Inc., Mr. Holiday served in various financial positions with Pizza Hut, Inc. and General Mills, Inc. Mr. Holiday holds an M.B.A. in Finance from the University of St. Thomas and a B.S. in Accounting from Iowa State University.

Brian Stech, 41, is the President of the ZAGG business unit, with responsibility for leading the strategy and execution of the Company's product, brand and distribution initiatives. Mr. Stech became our Vice President of Sales in 2014, and was promoted to Executive Vice President of Sales and Marketing in 2015. After the acquisition of mophie in 2016, Mr. Stech became President of the ZAGG business unit. Prior to joining ZAGG in 2014, Mr. Stech served as president of SteelSeries, an award-winning gaming accessories company that was recognized by Entrepreneur Magazine as one of the "Top 100 Brilliant Companies to Watch" in 2009. Mr. Stech grew revenue twentyfold from 2008 to 2013 while guiding the company to a leading market share position in North America. Prior to his tenure at SteelSeries, Mr. Stech led global marketing and channel development for Motorola's smartphone business unit. Mr. Stech has also served in leadership roles at Mobility Electronics (iGo, Inc.) and Ralston Purina Company. Mr. Stech holds a B.S. in Business from Indiana University.

Chris Paterson, 49, is the Vice President of Product Development – Asia, with the responsibility as the on-site manager in the ZAGG China office and for managing factories in Asia, particularly as it relates to new product introductions. During 2016, he directed the development process of ZAGG's award-winning products and overseeing the teams' execution on Company objectives and initiatives. Prior to joining ZAGG in 2014, Mr. Paterson served as the general manager of design and product marketing at Griffin Technology, where he led the design, product management, and consumer and market research teams. Preceding his time at Griffin, Mr. Paterson served as the global director of product innovation and design for the Oreck Corporation. As a design professional, Mr. Paterson has over 75 patents and design awards, including Red Dot, Good Design, International Housewares Association Best of Class, and IDEA. Mr. Paterson holds a B.S. in Industrial Design, Product Development from The Ohio State University and an M.B.A. from Lipscomb University.

Steve Tarr, 60, served as Chief Operating Officer ("COO") of the Company until June, 2016 when he accepted the assignment of COO of ZAGG China with responsibility for factory and quality management in China. Mr. Tarr left the Company in February, 2017. Prior to joining ZAGG in 2014, Mr. Tarr served from 2012 to 2014 as Infrastructure Solutions Director for Europe and North America at Stanley Black & Decker, where his responsibilities included operations, engineering, sales, marketing, distribution and supply chain. From 2006 to 2012, Mr. Tarr served as division president and on the board of directors of Prestolite Electric, where he oversaw sales, manufacturing, purchasing, distribution, new product development, product and process quality, customer service and strategic market development in Europe, Asia, and Africa from the Company's London office. Mr. Tarr holds a B.A. in Industrial Engineering from the University of Northern Iowa.

Chris Ahern, 41, is the President of the mophie business unit and ZAGG International. Mr. Ahern was appointed President of ZAGG International in June 2014 and was appointed President of mophie in January 2017. Prior to joining ZAGG in 2014, Mr. Ahern served as Sales Operations Director for Dell Products in Europe, Middle East and Africa supporting a $4.0 billion indirect business. Under Mr. Ahern's leadership, his teams effectively grew revenue in various international markets, enhanced internal reporting and inventory management systems, and developed operational processes to align regional distribution, effectively growing revenue and improving operational efficiencies. Mr. Ahern holds a B.S. in Business Administration from Dublin City University.

Compensation Objectives and Practices

The objective of the Company's executive compensation programs is to align the actions of our executives with the Company's performance. Below is a summary of the executive compensation practices implemented to drive executive performance, as well as practices not implemented, as they do not support our stockholders' long-term interests:

Practices Implemented

Emphasize Pay-for-Performance – All of our NEOs participate in a performance-based equity incentive bonus plan, which compensates executives for the Company's achievement of financial metrics. The NEOs also participate in a performance-based cash incentive bonus, which compensates executives for the achievement of operational, strategic, and functional team goals. This practice aligns our executive incentives with the financial performance of our Company and the creation of stockholder value.

Utilize Double-Trigger Change-of-Control Provisions – The equity awards granted to our CEO and CFO that provide for accelerated vesting in the event of a change-of-control have a "double-trigger," instead of a "single trigger."

Equity Ownership Guidelines – All of our NEOs are required to, by the later of November 14, 2018 (five years from the guidelines' implementation date) or within five (5) years from the date of the executive's hire or promotion, own shares of Common Stock having an aggregate value at least equal to: (i) three times the base salary for our CEO and (ii) three times the base salary for all other executive officers. In addition, in the same timeframe, members of the Board are required to own shares of Common Stock having an aggregate value at least equal three times the cash portion of their annual Board compensation.

Annual "Say-on-Pay" Vote – We conduct our "say-on-pay" vote on an annual basis to allow our stockholders to provide us with their direct input on our compensation philosophies, policies and practices.

Offer Both Equity and Cash Incentives – The pay-for-performance compensation packages offered to our executives consist of a combination of base salary, performance-based cash incentives, and performance-based equity awards, designed to incentivize our executive officers to achieve performance results that deliver both short-term and long-term stockholder value.

Clawback Policy – The Company employs an Incentive Clawback Policy under which the Compensation Committee has the right, subject to applicable state and federal law, to require any executive to repay performance-based compensation paid if there is a material financial restatement of results for any prior fiscal year, which results in overpayment of performance-based incentives for the applicable fiscal year.

Engage an Independent Compensation Consultant – The Compensation Committee has retained a nationally recognized compensation consulting firm to serve as its independent compensation consultant. The compensation consultant reports directly to the Compensation Committee and provides the Committee with useful competitive market data, information and guidance needed to make educated compensation decisions.

Practices NOT Implemented

No Re-pricing Stock Options – We do not re-price our stock options and would not do so without stockholder approval.

No Excise Tax Gross-Ups – We do not provide our executive officers with excise tax gross-ups.

No Resetting of Performance Targets – We did not reset or amend any of the performance goals or targets used to set executive compensation programs in a fiscal year.

No Dividend Equivalents – We do not provide dividend equivalents on unvested equity awards.

Changes to 2016 Compensation Plan

Our NEOs are primarily responsible for the overall execution of the Company's strategy. As a result, a high percentage of their total direct compensation is variable and tied to Company performance, thereby providing incentives to achieve goals that help create value for stockholders.

In response to stockholder feedback, and to align with the pay-for-performance practices of our peer group, the Compensation Committee made the following revisions in the 2016 compensation plan:

- Revised the 2016 long-term pay-for-performance program to introduce a three-year vesting period for long-term incentive RSUs.
- Removed earnings per share from the performance metrics for 2016 long-term incentive due to the difficulty of predicting the impact of the mophie acquisition on our net income and earnings per share.
- Evaluated and revised the peer group.
- Improved disclosure regarding short term incentive cash bonuses tied to the successful achievement of the functional team goals designed to drive financial and operational performance, including an additional table in the short-term incentive cash bonus section to illustrate targets achieved and the target bonuses versus actual bonuses paid.

Additional Compensation-Related Actions Taken

The Company noted that RSUs granted to Mr. Hales in 2016 exceeded the 2013 Equity Incentive Award Plan limit of 300,000 shares granted to an individual in a consecutive calendar year.

- On June 27, 2016 the Company rescinded 68,046 RSUs granted on January 8, 2016, as this grant caused total RSUs granted to exceed the limit on maximum grants in a 12-month period. This was reported on a Form 4 filed on June 29, 2016.
- In response to this, the Company has redefined the process for overseeing the annual grant approval amounts to provide clearer lines of accountability.

To drive the successful and timely integration of the mophie acquisition, the Compensation Committee designed a 2016 performance RSU award for Mr. Hales, tied to achievement of the following during 2016, but subject to his continued employment with the Company through January 8, 2018:

- successful integration of back office functions and teams (50% weighting),
- attaining $8.5 million in cost savings in 2016 (25% weighted), and
- successful implementation of a Human Resource Information System ("HRIS") platform for entire organization (25% weighting).

Elements of Executive Compensation

The Company's executive compensation is comprised of the three elements described below:

	Element	Form	Purpose	How it Links to Performance
Fixed	**Base Salary**	Cash	To provide a stable, market comparable, reliable source of income.	• Reviewed annually; adjustments made based on individual and Company performance
At-Risk	**Short-Term Performance Based**	Cash	To reward the achievement of annual financial and other performance related goals.	• Functional team goals and targets • Maximum and minimum thresholds based on achievement of goals and targets
	Long-Term Performance Based	RSU's	To reward the achievement of long-term Company performance and strategic goals.	• Performance- and time-based • Three-year vesting • EBITDA and Net Sales targets • Maximum and minimum thresholds based on achievement of goals and targets

Executive Pay Mix

The Compensation Committee believes that emphasis on variable, performance based compensation at the senior executive levels of the Company is a key element in achieving a pay-for performance culture and in aligning management's interests with those of the Company's stockholders. When determining target executive pay, the Committee attempts to ensure that compensation is closely aligned with the overall strategy of the Company and that it motivates executives to achieve superior performance and stockholder returns. The relative mix of 2016 target compensation for NEOs is presented in the chart below:

2016 Target Compensation for NEOs


Target Base Pay
Target Performance-based Cash Bonus
Target Performance-based RSUs
Target Time-based RSUs
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Combined NEOs
28%
12%
43%
17%
Randal L. Hales
21%
11%
59%
10%
Brad Holiday
31%
14%
31%
23%
Brian Stech
34%
10%
28%
28%
Chris Paterson
30%
9%
30%
30%
Steve Tarr
77%
23%

The charts below illustrate the 2016 compensation plan's total direct compensation and pay for performance alignment for our CEO and our NEOs versus our peer group.

Total Direct Compensation:
ZAGG CEO & NEOs Versus Peer Group


Target Base Pay
Target Variable Pay
120%
100%
80%
60%
40%
20%
0%
72%
79%
70%
28%
21%
30%
Combined NEOs
CEO
Peer Group

2016 Executive Compensation

Base Salary

The NEOs' salaries are set at levels that are competitive based on a review of salary levels within our industry and of our compensation peer group. None of our NEOs are currently party to an employment agreement that provides for automatic or scheduled increases in their base salary.

NAME	BASE SALARY ($)	PERCENTAGE INCREASE OVER 2015 BASE SALARY (%)
Randall L. Hales	$ 696,400	--
Bradley J. Holiday	$ 300,000	--
Brian Stech	$ 371,875	24% (1)
Steve Tarr	$ 250,000	(17)% (2)
Chris Paterson	$ 250,000	--

(1) Mr. Stech's base salary increased during 2016 after being promoted to president of the ZAGG business unit.

(2) Mr. Tarr's compensation decreased during 2016 after accepting the position of chief operating officer of ZAGG China.

Short-term Incentive - Cash Bonus

The Company ties NEO bonuses to specific ZAGG business unit functional team goals which are measured monthly and paid in quarterly cash bonuses. The Company has seen improved operating efficiency, competitiveness, and profitably since the implementation of monthly team goals.

The ZAGG business unit has 26 teams, each responsible for three to five performance goals, resulting in 102 goals tracked and reported monthly. The specific goals for the NEOs were established at the beginning of the fiscal year by each respective functional team and approved by the CEO, Compensation Committee and Board. The CEO's cash incentive bonus was tied to the achievement of the NEOs' goals, all of which are designed to improve operational processes to reduce costs, increase productivity, enhance competitive positioning, and improve financial results.

NAME	GOAL	Total Target Achieved (%) (1)	Target Bonus ($)	Actual Bonus Earned ($)
Randall L. Hales	100% Company-wide Team Goals Achieved	97%	$358,920	$349,939
Bradley J. Holiday	100% of Reporting Functional Teams Goals Achieved (6 teams/23 goals)	98%	$140,000	$137,517
Brain Stech	100% of Reporting Functional Teams Goals Achieved (5 teams/20 goals)	96%	$111,563	$106,734
Chris Paterson	100% of Reporting Functional Teams Goals Achieved (3 teams/17 goals)	96%	$75,000	$ 71,874
Steve Tarr	100% of Reporting Functional Teams Goals Achieved (8 teams/28 goals)	99%	$75,000	$74,911

(1) The goals for the individual functional teams are weighted at the beginning of the year based on the relative importance to the organization. Thus, the ultimate cash bonus to each NEO is based on (1) the achievement of the individual goals and (2) the weight of each goal. If a goal is not achieved in a given period, the cash pay-out associated with that particular goal is $0.

Long-term Incentive - RSUs

The goals of the long-term incentive program are to:

- ensure NEOs' financial interests are aligned with our stockholders' interests,
- motivate decision making that improves financial performance over the long-term,
- recognize and reward superior financial performance of the Company,
- provide a retention element to our compensation program, and
- promote compliance with the stock ownership guidelines for executives.

Upon review of yearly outreach to stockholders and best practices as defined by the leading proxy solicitation firms, the Compensation Committee annually evaluates adjustments to further tie compensation to the Company's performance.

In anticipation of the closing of the mophie acquisition, the Compensation Committee revised performance metrics for 2016 grants compared to 2015, removing the earnings per share component given the uncertainty of how purchase accounting would impact net income and earnings per share. A summary of the 2016 performance metrics tied solely to the ZAGG business unit are as follows.

2016 Summary					
Metric	Weighting	Actual 2016 (1)	Minimum Threshold	Target	Maximum Threshold
Net Sales	50%	$288,107,672	$290,000,000	$300,000,000	$345,000,000
Adjusted EBITDA	50%	$53,112,892	$44,000,000	$47,000,000	$54,050,000

(1) From 2015 to 2016, the ZAGG business unit sales increased from $269.3 million to $288.1 million, or 7%. Over the same period, the ZAGG business unit Adjusted EBITDA increased from $42.2 million to $53.1 million, or 26%.

For every 1.0% increase or decrease relative to the target, the shares actually earned under each NEO's RSU grant is increased or decreased by 1.5%. No RSUs vest if the minimum threshold for each metric is not met. Maximum grants are capped based on the maximum threshold, even if the maximum threshold is exceeded.

Based on the ZAGG business unit's 2016 operating results, the NEOs earned performance-based RSUs as detailed below. For 2016, the Company continued to use a one-year performance period for performance-based awards that vest over a three-year period. Common Stock was delivered during the first quarter of 2017 related to the one-third of these awards that vested.

Name	Target RSUs (#)	Impact of Net Sales Target Achieved on Target RSUs (#)	Impact of Adjusted EBITDA Target Achieved on Target RSUs (#)	Net RSUs Earned (#)	Percent of Target RSUs Earned (%)
Randall L. Hales	68,046	(34,023)	4,425	38,448	57%
Bradley J. Holiday	23,268	(11,634)	1,513	13,147	57%
Brian Stech	31,024	(15,512)	2,018	17,530	57%
Chris Paterson	25,853	(12,927)	1,681	14,608	57%
Steve Tarr	11,634	(1)	(1)	(1)	(1)

(1) As a result of Mr. Tarr's departure in February 2017, these RSUs were forfeited prior to vesting.

In granting performance-based RSUs to the NEOs, the Compensation Committee considers the impact of the grant on the Company's financial performance, as determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation ("ASC Topic 718"). For long-term awards, the Company records expense in accordance with ASC Topic 718.

2016 CEO RSU Award Intended to Drive the Successful Integration of the mophie Acquisition

In June 2016 the Compensation Committee approved a performance RSU award of 163,908 RSUs for Mr. Hales with the intent to achieve the successful and timely integration of the mophie acquisition, while also reducing costs of the consolidated business.

The award is tied to the achievement of the following:

- the back office integration of the ZAGG and mophie business units (50% of award),
- successful cost savings from synergies of $8.5 million in 2016 (25% of award),
- complete implementation of a HRIS platform (15% of award), and
- presentation of the final mophie integration plan to the Board (10% of award).

Based on the achievement of the metrics set forth below, the award will vest on January 8, 2018, provided Mr. Hales continues to be employed with the Company on that date.

Performance Metric	Required Threshold	Threshold Achieved
Back office integration	Completion of integration	√
2016 cost savings	$8.5 million	√
HRIS system implementation	Completion of implementation	√
Final mophie integration plan	Completion of plan	√

2016 ZAGG President RSU Award Intended to Drive Growth at the ZAGG Business Unit

In January 2016 the Compensation Committee approved a performance RSU award of 51,706 RSUs for Mr. Stech with the intent to drive growth in 2016 at the ZAGG business unit.

The award is tiered based on the achievement of 2016 net sales at the ZAGG business as follows:

Net Sales Threshold	% of RSU Potential	RSU Potential
Less than $303,000,000 (Minimum)	0%	--
$303,000,000 to 304,499,999	33%	17,270
$304,500,000 to 305,999,999	67%	34,471
Greater than $306,000,000 (Maximum)	100%	51,706

During 2016, the ZAGG business unit achieved net sales of $288.1 million and thus 0% of the award was achieved.

Performance Metric	Net Sales Achieved	% of Award Earned	Actual RSUs Earned
Net Sales	$288,107,672	0%	--

NEO Contracts and Change-in-Control Policies

Below is a table of NEOs with clauses in their employment contracts and which clauses are applicable to each executive.

Named Executive Officers	Termination for Cause	Change of Control
Randall L. Hales	√	√
Bradley J. Holiday	√	√
Brian Stech	√	
Chris Paterson	√	
Steve Tarr	√	

Change of Control "Double Trigger" Policy

Each of Messrs. Hales and Holiday have entered into a change of control addendum to his employment agreement (the "Change of Control Addendum"). Pursuant to the Change of Control Addendum, if the individual is subject to a termination without cause or terminates his employment for good reason (each as defined in the Change of Control Addendum) at any time within 24 months after a change of control in the Company, then he will be entitled to receive severance payments equal to the sum of his base salary plus the current annual targeted bonus, less applicable withholding, for 24 months after the date of separation. Such severance payments will be paid bi-monthly in accordance with the Company's normal payroll practices and will commence within 30 days from separation. In addition, the vesting and exercisability of outstanding incentive awards held by the executive (or of any property received in exchange for such awards in a change of control) will automatically accelerate. During the severance period of 24 months, the Company will also pay the premiums to continue the executive's group health insurance coverage under COBRA if he is eligible for COBRA and has elected continuation coverage under applicable rules. However, the Company's COBRA obligations shall immediately cease to the extent the executive becomes eligible for substantially equivalent health insurance coverage from a subsequent employer.

Termination for Cause Policy

If a NEO's employment is terminated by the Company for cause, the NEO is entitled to no compensation or benefits from the Company other than those earned through the date of termination. A termination "for cause" occurs if the NEO is terminated for any of the following reasons: (i) theft, dishonesty or falsification of any employment or Company records; (ii) improper disclosure of the Company's confidential or proprietary information resulting in damage to the Company; (iii) any action by the executive which has a material detrimental effect on the Company's reputation or business; (iv) the executive's failure or inability to perform any assigned duties after written notice from the Company to them of, and a reasonable opportunity to cure, such failure or inability; (v) the executive's conviction (including any plea of guilty or no contest) of a felony, or of any other criminal act if that act impairs their ability to perform the duties under the employment agreement or (vi) the executive's failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested their cooperation.

Employment Agreement: Randall L. Hales, President & CEO

Mr. Hales is employed as the Company's President and CEO pursuant to an employment agreement (the "Hales Agreement") with the Company dated December 15, 2014, as amended. Mr. Hales' employment with the Company is "at will," and either the Company or Mr. Hales may terminate his employment at any time with or without cause.

Pursuant to the Hales Agreement and the 2017 Compensation Addendum, Mr. Hales carries out all customary and usual duties of the CEO of a consumer products company of similar size and operations. His annual base salary for 2017 is $675,000. The Compensation Committee reviews Mr. Hales' base salary and other compensation annually, and revises such amounts at its discretion. Additionally, he may receive an annual cash incentive bonus in 2017 targeted at $675,000 or such greater amount as the Compensation Committee may determine, subject to the achievement by the Company of various goals (see above *Short-term Incentive - Cash Bonus* section for further details surrounding the achievement of the cash bonus). Mr. Hales also may receive annual equity compensation equal to the share equivalent of $675,000 or an alternate amount as determined by the Compensation Committee, which is issued and vests pursuant to the terms of the Company's grants discussed in detail above under *Long-term Incentive - RSUs*.

If Mr. Hales' at-will employment is terminated by the Company without cause, and if he signs a general release of known and unknown claims in form satisfactory to the Company, he will receive severance payments equal to his current compensation, less applicable withholding, for 12 months after the termination. For purposes of calculating such severance, his current compensation means the sum of his then-current base salary plus his then-current annual targeted bonus amount.

Additionally, Mr. Hales and the Company entered into an Indemnity Agreement (the "Indemnity Agreement") pursuant to which the Company agreed to provide indemnification to Mr. Hales in connection with certain claims and actions brought by third parties and in derivative actions. The Company also agreed to the extent that the Board determines it to be economically reasonable, maintain a policy of directors' and officers' liability insurance for Mr. Hales, on such terms and conditions as may be approved by the Board, and to advance certain expenses incurred in connection with certain claims, as defined in the Indemnity Agreement.

Employment Agreement: Bradley J. Holiday, CFO

Mr. Holiday is employed as the Company's CFO pursuant to an employment agreement (the "Holiday Agreement") with the Company dated June 11, 2015. Mr. Holiday's employment with the Company is "at will," and either the Company or Mr. Holiday may terminate his employment at any time with or without cause.

Pursuant to the Holiday Agreement and the 2017 Compensation Addendum, Mr. Holiday carries out all customary and usual duties of the CFO of a consumer products company of similar size and operations. His annual base salary for 2017 is $340,000. The Compensation Committee reviews Mr. Holiday's base salary and other compensation annually, and revises such amounts at its discretion. Additionally, he may receive an annual cash incentive bonus of $102,000 or such greater amount as the Compensation Committee may determine, subject to the achievement by the Company of various goals (see above Short-term Incentive - Cash Bonus section for further details surrounding the achievement of Mr. Holiday's cash bonus). Mr. Holiday also may receive annual equity compensation equal to the share equivalent of $225,000 or an alternate amount as determined by the Compensation Committee, which is issued and vests pursuant to the terms of the Company's grants discussed in detail above under Long-term Incentive - RSUs.

If Mr. Holiday's at-will employment is terminated by the Company without cause, and if he signs a general release of known and unknown claims in form satisfactory to the Company, he will receive severance payments equal to his current compensation, less applicable withholding, for 12 months after the date of termination. For purposes of calculating such severance, his current compensation means the sum of his then-current base salary plus his then-current annual targeted bonus amount.

Employment Agreement: Brian Stech, President of ZAGG Business Unit

Mr. Stech is employed as the President of the ZAGG business unit pursuant to an employment agreement (the "Stech Agreement") with the Company dated December 15, 2014, as amended. Mr. Stech' employment with the Company is "at will," and either the Company or Mr. Stech may terminate his employment at any time with or without cause.

Pursuant to the Stech Agreement and the 2017 Compensation Addendum, Mr. Stech's annual base salary for 2017 is $400,000. The Compensation Committee reviews Mr. Stech's base salary and other compensation annually, and revises such amounts at its discretion. Additionally, he may receive an annual cash incentive bonus in 2017 targeted at $120,000 or such greater amount as the Compensation Committee may determine, subject to the achievement by the Company of various goals (see above *Short-term Incentive - Cash Bonus* section for further details surrounding the achievement of the cash bonus). Mr. Stech may receive annual equity compensation equal to the share equivalent of $280,000 or an alternate amount as determined by the Compensation Committee. In addition, Mr. Stech may receive the share equivalent of $500,000 for a 2017 performance RSU award. All RSU awards are issued and vest pursuant to the terms of the Company's grants discussed in detail above under *Long-term Incentive - RSUs*.

If Mr. Stech's at-will employment is terminated by the Company without cause, and if he signs a general release of known and unknown claims in form satisfactory to the Company, he will receive severance payments equal to his current compensation, less applicable withholding, for 12 months after the date of the termination. For purposes of calculating such severance, his current compensation means the sum of his then-current base salary plus his then-current annual targeted bonus amount.

Employment Agreement: Chris Paterson, VP of Product Development – Asia

Mr. Paterson is employed as the Company's VP of Product Development – Asia pursuant to an employment agreement (the "Paterson Agreement") with the Company dated July 3, 2015. Mr. Paterson's employment with the Company is "at will," and either the Company or Mr. Paterson may terminate his employment at any time with or without cause.

Pursuant to the Paterson Agreement and the 2017 Compensation Addendum, Mr. Paterson's annual base salary for 2017 is $250,000. The Compensation Committee reviews Mr. Paterson's base salary and other compensation annually, and revises such amounts at its discretion. Additionally, he may receive an annual cash incentive bonus of $75,000 or such greater amount as the Compensation Committee may determine, subject to the achievement by the Company of various goals (see above *Short-term Incentive - Cash Bonus* section for further details surrounding the achievement of Mr. Paterson's cash bonus). Mr. Paterson also may receive annual equity compensation equal to the share equivalent of $250,000 or an alternate amount as determined by the Compensation Committee, which is issued and vests pursuant to the terms of the Company's grants discussed in detail above under *Long-term Incentive - RSUs*.

If Mr. Paterson's at-will employment is terminated by the Company without cause, and if he signs a general release of known and unknown claims in form satisfactory to the Company, he will receive severance payments equal to his current compensation, less applicable withholding, for 12 months after the date of the termination. For purposes of calculating such severance, his current compensation means the sum of his then-current base salary plus his then-current annual targeted bonus amount.

Section 162(m) Treatment Regarding Pay-for-Performance Equity-based Awards

Under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code"), a public company is generally denied deductions for compensation paid to certain of its NEOs to the extent the compensation for any such individual exceeds $1,000,000 for the taxable year. Certain performance-based compensation, based on performance criteria, approved by the Company's stockholders is not subject to this deduction limit. Generally, in structuring compensation for the Company's NEOs, the Company considers whether a form of compensation will be deductible; however, other factors as discussed above may be of greater importance than preserving deductibility for a particular form of compensation.

Executive Compensation Tables
Summary Compensation Table

The following table summarizes information for the fiscal years ended December 31, 2016, 2015 and 2014, concerning the compensation paid (salary and bonus) or granted (stock-based compensation) to our NEOs who served as executive officers during 2016.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Cash Award ($)	RSUs ($)(1)	All Other Compensation ($)		Total ($)
Randall L. Hales President, CEO & Director	2016	$696,400	$349,939	$ 2,327,020	$ 24,145	(2)	$ 3,397,504
	2015	$696,400	$353,570	$ 1,932,402	$ 21,907	(3)	$ 3,004,279
	2014	$696,400	$ --	$ 677,026	$ 20,704	(4)	$ 1,394,130
Bradley J. Holiday (6) CFO	2016	$300,000	$137,517	$ 530,604	$ 10,000	(5)	$ 978,121
	2015	$128,461	$ 21,964	$ 104,003	$ --		$ 254,428
	2014	$ --	$ --	$ --	$ --		$ --
Brian Stech President of ZAGG business unit	2016	$371,875	$106,734	$ 600,004	$ 24,156	(7)	$ 1,102,769
	2015	$300,000	$133,313	$ 300,000	$ 21,907	(8)	$ 755,220
	2014	$225,000	$ --	$ 486,398	$ 8,028	(9)	$ 719,426
Chris Paterson Vice President of Product Development – Asia (16)	2016	$250,000	$ 71,874	$ 500,000	$ 26,454	(10)	$ 848,328
	2015	$103,365	$ 21,964	$ 104,003	$ 11,907	(11)	$ 241,239
	2014	$ --	$ --	$ --	$ --		$ --
Steve Tarr (12) COO – ZAGG China	2016	$250,000	$74,912	$ --	$ 20,893	(13)	$ 345,805
	2015	$300,000	$133,313	$ 224,999	$ 22,836	(14)	$ 681,148
	2014	$ 62,500	$ --	$ 37,501	$ 3,284	(15)	$ 103,285

(1) Represents the full grant date fair market value of the restricted stock awards as computed under ASC Topic 718 and the expense attributable to restricted stock unit awards granted to be recorded over the vesting period (excluding estimates for forfeitures in case of awards with service-based vesting). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal years ended December 31, 2016, 2015, and 2014, which are included in the Company's Annual Reports on Form 10-K filed with the SEC.

(2) All other compensation for Mr. Hales for 2016 consisted of: $14,145 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(3) All other compensation for Mr. Hales for 2015 consisted of: $11,907 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(4) All other compensation for Mr. Hales for 2014 consisted of: $10,704 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(5) All other compensation for Mr. Holiday for 2016 consisted of $10,000 in matching 401(k) contribution

(6) Mr. Holiday was hired on June 11, 2015.

(7) All other compensation for Mr. Stech for 2016 consisted of: $14,156 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(8) All other compensation for Mr. Stech for 2015 consisted of: $11,907 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(9) All other compensation for Mr. Stech for 2014 consisted of $8,028 in employer-paid health insurance premiums.

(10) All other compensation for Mr. Paterson for 2016 consisted of: $13,243 in employer-paid health insurance premiums, $4,948 in matching 401(k) contributions, and $8,263 in moving expenses.

(11) All other compensation for Mr. Paterson for 2015 consisted of: $11,907 in employer-paid health insurance premiums.

(12) Mr. Tarr left the Company in February 2017 to pursue other interests and forfeited all 2016 RSU awards.

(13) All other compensation for Mr. Tarr for 2016 consisted of: $10,893 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(14) All other compensation for Mr. Tarr for 2015 consisted of: $12,836 in employer-paid health insurance premiums and $10,000 in matching 401(k) contributions.

(15) All other compensation for Mr. Tarr for 2014 consisted of: $1,784 in employer-paid health insurance premiums and $1,500 in matching 401(k) contributions.

(16) Mr. Paterson was hired on July 20, 2015.

Grants of Plan-based Awards

Performance-based Awards

The following table summarizes performance-based compensation granted to the NEOs during the fiscal year ended December 31, 2016 under the Company's 2013 Equity Incentive Award Plan

Estimated Possible Payout Under Non-Equity Short-term Incentive Cash Awards (1)					Estimated Possible Payouts Under Long-term Incentive Plan Awards				
Name	Grant Date	Minimum Threshold ($)	Target/ Maximum Threshold ($)	Actual Cash Incentive Earned ($)	Minimum Threshold RSUs (#)	Target RSUs (#)	Maximum Threshold RSUs (#)	Actual RSUs Earned (#)	Grant Date Fair Value of RSUs ($) (5)
Randall L. Hales	January 8, 2016	--	$ 358,920	$ 349,939					
	June 27, 2016				--	163,908	163,908	163,908	$ 1,675,140
	June 27, 2016 (2)				--	68,046	83,356	38,448	$ 325,940
Bradley J. Holiday	January 8, 2016 (2)	--	$ 140,000	$ 137,517		23,268	28,503	13,157	$ 225,000
Brian Stech	January 8, 2016 (3)	--	$ 111,563	$ 106,734	--	51,706	51,706	--	$ 500,000
	January 8, 2016 (2)				--	31,024	38,004	17,530	$ 300,000
Chris Paterson	January 8, 2016 (2)	--	$ 75,000	$ 71,874	--	25,853	31,670	14,608	$ 250,000
Steve Tarr	January 8, 2016 (2)	--	$ 75,000	$ 74,911	--	23,268	28,503	-- (4)	$ 225,000

(1) Represents minimum threshold and target/maximum threshold performance-based short-term incentive cash award to the NEOs (see prior discussion).

(2) Represents minimum threshold, target, and maximum threshold performance-based RSUs, vesting of which was based on the achievement of specified metrics determined and agreed to on the grant date. These awards were granted on January 8, 2016 (June 27 in the case of Mr. Hales) and vested on March 17, 2017 based on the achievement of the specific metrics (see prior discussion). Due to the Company's performance, relative to the predetermined performance metrics, these individuals earned 57% of these awards.

(3) Reflects a performance-based award to Mr. Stech, the vesting of which was based on the achievement of specified metrics agreed to on the grant date (see prior discussion). The award was granted on January 8, 2016, but as the specific metrics were not met, the award did not vest.

(4) As a result of Mr. Tarr's departure in February 2017, these RSUs were forfeited prior to vesting.

(5) Reflects the full grant date fair market value of the restricted stock unit awards granted as computed under ASC Topic 718 and the expense attributable to these awards that will be recorded over the vesting period (excluding estimates for forfeitures in case of awards with service-based vesting). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2016, which are included in the Company's Annual Report on Form 10-K filed with the SEC.

Time-based Awards

The following table summarizes time-based compensation *granted* to the NEOs during the fiscal year ended December 31, 2016 under the Company's 2013 Equity Incentive Award Plan

Name	Grant Date	RSUs: Granted Time-based Vesting (#)		Grant Date Fair Value of RSUs (3)
Randall L. Hales	June 27, 2016	68,046	(1)	$ 325,940
Bradley J. Holiday	January 8, 2016	23,268	(1)	$ 225,000
Brian Stech	January 8, 2016	31,024	(1)	$ 300,000
Chris Paterson	January 8, 2016	25,853	(1)	$ 250,000
Steve Tarr	January 8, 2016	23,268	(2)	$ 225,000

(1) Reflects the number of RSU awards, vesting of which was based on continued employment through the vest date. 2/3 of the award vested on January 8, 2017 and 1/3 of the award vested on January 8, 2018; provided the grantee continues to be employed with the Company on that date.

(2) As a result of Mr. Tarr's departure in February 2017, these RSUs were forfeited prior to vesting.

(3) Reflects the full grant date fair market value of the restricted stock awards granted as computed under ASC Topic 718 and the expense attributable to these awards that will be recorded over the vesting period (excluding estimates for forfeitures in case of awards with service-based vesting). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2016, which are included in the Company's Annual Report on Form 10-K filed with the SEC.

Outstanding NEO Equity Awards at Fiscal Year-end December 31, 2016

Restricted Stock Units		
Name	**Number of RSUs That Have Not Vested (#)**	**Market Value of RSUs That Have Not Vested ($)**
Randall L. Hales	38,448 (1)	$ 272,981
	68,046 (2)	$ 483,127
	163,908 (3)	$ 1,163,747
Bradley J. Holiday	13,147 (4)	$ 93,344
	23,268 (2)	$ 165,204
	6,667 (5)	$ 47,336
Brian Stech	17,530 (4)	$ 124,463
	31,024 (2)	$ 220,270
	27,640 (6)	$ 196,244
Chris Paterson	14,608 (4)	$ 103,717
	25,853 (2)	$ 184,556
Steve Tarr	6,574 (4)	$ 46,675

(1) This award was granted to Mr. Hales on June 27, 2016 and vested on March 17, 2017. These RSUs represent the portion of a performance-based granted that were ultimately earned.

(2) This award was granted on January 8, 2016; vesting of which is based on continued employment through the vest date. 2/3 of the award vested on January 8, 2017 and 1/3 of the award vests on January 8, 2018; provided the grantee continues to be employed with the Company on that date.

(3) The award was granted on June 27, 2016 subject to certain performance criteria. 100% was earned on March 25, 2017 upon achievement of the performance criteria, subject to final vesting on January 8, 2018; provided Mr. Hales continues to be employed with the Company on that date.

(4) This award was granted on January 8, 2016 and vested on March 17, 2017. These RSUs represent the portion of a performance-based grant that were ultimately earned.

(5) This award was granted on April 28, 2016 subject to certain performance criteria. 1/3 vested May 19, 2016 upon the completion of the specified criteria. The second 1/3 will vest on May 19, 2017 and the third 1/3 will vest on May 19, 2018; provided Mr. Holiday continues to be employed with the Company on that date.

(6) This award was granted on April 1, 2014 and vested 1/3 on January 1, 2015; 1/3 on January 1, 2016; and 1/3 on January 1, 2017.

NEO Option Exercises and Restricted Stock Vested Table for the year ended December 31, 2016

Restricted Stock		
Name	**Number of Shares Acquired on Vesting (#) (1)**	**Value Realized Upon Vesting ($) (2)**
Randall L. Hales	363,742 (3)	$ 3,291,542
Bradley J. Holiday	15,583	$ 136,501
Brian Stech	73,722 (4)	$ 699,336
Chris Paterson	13,992	$ 125,228
Steve Tarr	34,562	$ 309,330

(1) Represents the number of share-based awards vested.

(2) Computed as the fair market value of the RSUs upon vesting.

(3) Includes 22,782 shares which Mr. Hales elected to have the Company retain as part of a net share settlement to satisfy the applicable tax withholding liability related to the vesting of such shares.

(4) Includes 21,784 shares which Mr. Stech elected to have the Company retain as part of a net share settlement to satisfy the applicable tax withholding liability related to the vesting of such shares.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company if a NEO's employment were terminated or the Company undergoes a change of control. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as disability and life insurance benefits and the value of employee-paid group health plan continuation coverage under the Consolidated Omnibus Reconciliation Act, or "COBRA." As noted above, Randall Hales, Bradley Holiday, Brian Stech, and Chris Paterson have separate employment agreements with the Company that include severance and/or change-of-control provisions.

Accelerated Vesting of Equity Awards upon Change in Control

Under both the 2007 Stock Incentive Plan and the 2013 Equity Incentive Award Plan, the Compensation Committee, which administers such plans, at its sole and absolute discretion, has the ability to accelerate the vesting of awards granted under such plans, though such acceleration of vesting is not mandated.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2016, concerning securities authorized for issuance under all of the Company's existing equity compensation plans:

Plan Category	Number of securities to be issued upon vesting of restricted stock units	Weighted-average exercise price of outstanding options (1)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in first column) (2)
Equity compensation plans approved by security holders	765,726	–	2,999,066
Equity compensation plans not approved by security holders	–	–	–
Total	765,726	–	2,999,066

(1) Excludes RSUs because they have no exercise price.

(2) Represents shares available for issuance under our 2013 Equity Incentive Award Plan as the Company has resolved to no longer issue awards under the ZAGG Incorporated 2007 Stock Incentive Plan.

In 2007, the Board adopted and in 2008, the Company's stockholders approved, the ZAGG Incorporated 2007 Stock Incentive Plan (the "2007 Plan"). Upon adoption of the 2013 Plan in January 2013, the Company ceased to grant awards pursuant to the 2007 Plan. All subsequent awards were and all future awards will be granted under the 2013 Plan. All awards under the 2007 Plan have vested, been exercised, or expired according to their respective terms.

In January 2013, the Board adopted and in June 2013, the Company's stockholders approved, the ZAGG Inc 2013 Equity Incentive Award Plan (the "2013 Plan"), an equity incentive plan intended to replace the 2007 Plan. The 2013 Plan is an "omnibus plan" under which stock options, stock appreciation rights, performance share awards, restricted stock, and restricted stock units can be awarded. The 2013 Plan's initial share reservation is 5,000,000 shares. The term of the plan is for 10 years from the date of its adoption. As of December 31, 2016, there were approximately 2,999,066 shares available for grant under the 2013 Plan.

Security Ownership of Directors and NEOs

The following table sets forth the beneficial ownership of the Common Stock as of April 24, 2017, for each director and nominee for director, each NEO, and by all directors (including nominees) and executive officers of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock granted as RSUs (excluding RSUs granted subject to performance conditions that have not yet been realized) and stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of April 24, 2017, were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based upon the number of shares of the Common Stock issued and outstanding, as of April 24, 2017, which was 27,961,276 shares.

Name	Common Stock	Unvested Restricted Stock Units	Total	Beneficial Ownership
Randall L. Hales	576,791	22,682	599,473	2.1%
Bradley J. Holiday	85,164	14,423	99,587	(1) %
Brian Stech	117,791	10,341	128,132	(1) %
Chris Paterson	26,399	8,618	34,957	(1) %
Cheryl A. Larabee	94,595	18,594	113,189	(1) %
E. Todd Heiner	92,308	9,297	101,605	(1) %
Daniel R. Maurer	49,558	9,297	58,855	(1) %
P. Scott Stubbs	8,656	9,297	17,853	(1) %
All officers and directors as a group (9 persons(2))	1,051,262	102,549	1,153,651	4.2 %

(1) Less than one percent.

(2) Includes Chris Ahern who became executive officer during the first quarter of 2017, but is not separately included in the table above. Steve Tarr is excluded as he left the Company in February 2017.

5% or More Beneficial Owners

The following table sets forth, as of April 24, 2017, certain information regarding each entity who is known to be the beneficial owner of more than 5% of any class of our voting stock. Unless otherwise indicated below, to our knowledge, all persons listed below had sole voting and investing power with respect to their shares of capital stock, except to the extent authority was shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of April 24, 2017, were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based upon the number of shares of the Common Stock issued and outstanding, as of April 24, 2017, which was 27,961,276 shares.

Title of Class	Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	RBC Global Asset Management (U.S.) Inc. 100 South Fifth Street, Suite 2300 Minneapolis, Minnesota, 55402	3,683,307 (1)	13.2 %
Common Stock	Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, Texas 78746	2,381,400 (2)	8.5 %
Common Stock	Blackrock, Inc. 55 East 52nd Street New York, New York 10055	2,221,399 (3)	7.9 %

(1) The information reported is based on a Schedule 13G/A filed with the SEC on February 10, 2017 by RBC Global Asset Management (U.S.) Inc., an investment advisor. Pursuant to the Schedule 13G/A, RBC Global Asset Management (U.S.) Inc. reports shared voting power with respect to 3,203,040 shares of Common Stock and shares dispositive power with respect to 3,683,307 shares of Common Stock.

(2) The information reported is based on a Schedule 13G filed with the SEC on February 9, 2017 by Dimensional Fund Advisors LP. Pursuant to the Schedule 13G, Dimensional Fund Advisors LP reports sole voting power with respect to 2,285,636 shares of Common Stock and sole dispositive power with respect to 2,381,400 shares of Common Stock.

(3) The information reported is based on a Schedule 13G/A filed with the SEC on January 26, 2017 by BlackRock, Inc. Pursuant to the Schedule 13G/A, BlackRock, Inc. reports sole voting power with respect to 2,136,334 shares of Common Stock and sole dispositive power with respect to 2,221,399 shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company's executive officers, directors and 10% stockholders are required under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file reports of ownership and changes in ownership with the SEC. Copies of these reports must also be furnished to the Company.

To the best of our knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by us during or with respect to the year ended December 31, 2016, all of the persons subject to the reporting requirements pursuant to Section 16(a) filed the required reports on a timely basis with the SEC.

PROPOSAL NO. 4:
APPROVAL OF THE AMENDED AND RESTATED
2013 EQUITY INCENTIVE AWARD PLAN

Stockholders are requested to consider and approve a proposal to amend and restate the 2013 Plan. The Amended and Restated 2013 Equity Incentive Award Plan (the "Amended Plan") amends the 2013 Plan to:

- Prohibit shares of Common Stock subject to expired, terminated or lapsed options or stock appreciation rights from returning to the pool of shares available for grant of an award under the plan;

- Increase the maximum number of shares of Common Stock that may be granted to any one participant during a one-year period to 600,000;

- Expressly provide for "net exercise" as an acceptable form of payment of the exercise price of a stock option under the plan;

- Provide that no award may vest or become exercisable (as applicable) until at least 12 months after the grant date, subject to an exception for up to 5% of the shares of Common Stock authorized for issuance under the plan which may be subject to awards that do not meet such vesting or exercisability (as applicable) requirements;

- Prohibit the Company from buying back outstanding stock options or stock appreciation rights;

- Clarify the rights of participants with respect to shares of Common Stock subject to awards granted under the plan prior to vesting of the award and/or issuance of such shares; and

- Make other technical or otherwise non-material revisions thereto.

Purpose

The purpose of the Amended Plan is to provide flexibility to the Company in its ability to attract, motivate and retain the services of directors, employees and consultants upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent, by:

- Aligning the interests of management, employees and consultants of the Company with the stockholders of the Company by reinforcing the relationship between participants' rewards and stockholder gains;

- Providing management and employees with an equity ownership in the Company commensurate with Company performance, as reflected in increased stockholder value;

- Maintaining competitive compensation levels; and

- Providing an incentive to management and employees to remain in continuing employment with the Company and to put forth maximum efforts for the success of its business.

The Compensation Committee believes that participation in the Amended Plan by the employees, non-employee directors and consultants of the Company and its subsidiaries promotes the success of the Company's business through equity ownership. The Compensation Committee further believes that the Amended Plan is an integral component of its benefits program intended to provide its employees (including executive officers whose compensation may have implications under Section 162(m) ("Section 162(m)") of the Internal Revenue Code (the "Code")), consultants, and non-employee directors with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock. Consistent with such belief, the Compensation Committee regularly reviews its compensation programs to ensure that they are competitive with the compensation practices of the Company's peer group, responsive to stockholder interests and in line with current industry trends and practices. In light of the foregoing objectives, the Compensation Committee has reviewed equity incentives available to executives of its peer group, including the maximum value of annual awards available to individual participants. The Committee found that as of March 31, 2017, the approximate maximum value of annual awards available to individual participants at its peer group ranged from $2.3 million to more than $18.2 million and that the mean maximum award was $7.1 million and the median maximum was $6.4 million. The maximum award value under the 2013 Plan (based on a cap of 300,000 shares of Common Stock that may be granted to any one Company participant during a one-year period) was $2.2 million at March 31, 2017.

Based on its recent review of peer group compensation practices, the Compensation Committee has determined it necessary and appropriate to increase the individual participant limit on annual awards from 300,000 shares to 600,000 shares in order that the Company's grant practices are more competitive with its peer group. The Compensation Committee also recognizes the importance of balancing the need for attractive and competitive compensation programs with the interest of the Company's stockholders in preserving the value of their equity investments by aligning both the short and long-term interests of employees, non-employee directors and consultants of the Company with the interests of the Company's stockholders and by protecting against premature and/or unnecessary dilution. The balance of the non-technical amendments included in the Amended Plan are intended to address such interests. Overall, the Compensation Committee believes that the Amended Plan strikes an appropriate balance among all of these interests.

The Compensation Committee adopted, subject to stockholder approval, the Amended Plan, effective April 20, 2017. If the Amended Plan is not approved by stockholders, then the 2013 Plan will remain in place as in effect prior to the amendment that is the subject of this proposal, and awards may continue to be granted pursuant to the terms of the 2013 Plan.

Key Terms of the Amended Plan

The following is a summary of the key provisions of the Amended Plan. This summary is not intended to be a complete summary of the Amended Plan and is qualified by reference to the full text of the Amended Plan, which is incorporated by reference to Annex A of this Proxy Statement.

Plan Term:	The Amended Plan will expire on January 15, 2023, the tenth anniversary of the effective date of the 2013 Plan (unless earlier terminated by the Compensation Committee).
Eligible Participants:	Employees, non-employee directors and consultants of the Company and its subsidiaries. Incentive stock options may be granted only to employees of the Company or its subsidiaries.
Shares Authorized:	5,000,000 shares of the Company's Common Stock, subject to adjustment to reflect stock splits and similar events. As of April 24, 2017, 2,731,359 shares remained available for grant under the Amended Plan.
Award Types:	• Incentive and nonqualified stock options; • Stock appreciation rights; • Performance share awards; • Stock awards, including restricted stock awards, stock payments, and deferred stock awards; • Restricted stock units; • Other stock-based awards; and • Performance-based awards.
Award Terms:	Stock options expire ten (10) years (or five (5) years in the case of incentive stock options granted to employees that are also beneficial owners of more than 10% of the Company's outstanding voting securities ("10% Owners")) from the date of grant. No award may vest or be exercisable (as applicable) until at least twelve (12) months from the date of grant; provided that up to five percent (5%) of the shares authorized for issuance under the Amended Plan may be subject to awards that do not meet the foregoing vesting or exercise requirements.
Exercise Price:	The exercise price of stock options or stock appreciation rights may not be less than 100% (or 110% in the case of incentive stock options granted to 10% Owners) of the fair market value of the Company's Common Stock on the date of grant.

Summary of the Amended Plan

The Amended Plan permits the Compensation Committee to grant various types of equity awards, including incentive stock options, nonqualified stock options, stock appreciation rights, performance share awards, restricted stock, and restricted stock units to eligible individuals. A summary of the principal provisions of the Amended Plan is set forth below. This summary is not intended to be a complete summary of the Amended Plan and is qualified by reference to the full text of the Amended Plan, which is incorporated by reference to Annex B of this Proxy Statement.

Administration

The Compensation Committee has the authority to administer the Amended Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the Compensation Committee will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards. The Compensation Committee may delegate to a committee of one or more members of the Board the authority to grant or amend awards to participants other than senior executives of the Company who are subject to Section 16 of the Exchange Act, or employees who are "covered employees" within the meaning of Section 162(m). The Compensation Committee includes at least two directors, each of whom qualifies as a non-employee director pursuant to Rule 16b-3 of the Exchange Act, and an "outside director" pursuant to Section 162(m).

Eligibility

Persons eligible to participate in the Amended Plan include non-employee directors, consultants to the Company, and all of the employees of the Company and its subsidiaries, as determined by the Compensation Committee.

Limitation on Awards and Shares Available

The maximum number of shares of Common Stock available for issuance under the Amended Plan is 5,000,000. To the extent that an award (other than an option or stock appreciation rights) terminates, expires or lapses for any reason, any shares subject to the award may be used again for new grants under the Amended Plan. In addition, shares tendered or withheld to satisfy the grant or exercise price or any tax withholding obligation may be used for grants under the Amended Plan. Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any of its subsidiaries will not be counted against the shares available for issuance under the Amended Plan. Notwithstanding the foregoing, no shares will become available upon the cancellation of existing awards or any similar transactions following the tenth anniversary of the effective date of the Amended Plan. The maximum number of shares with respect to one or more awards granted to any one participant in the Amended Plan during a one-year period (measured from the date of any grant) is 600,000.

Awards

The Amended Plan provides for the grant of incentive stock options and nonqualified stock options, stock appreciation rights, performance share awards, restricted stock, stock payments, deferred stock awards, restricted stock units, other stock-based awards and performance-based awards. All awards must be evidenced by written award agreements setting forth the terms, conditions, limitations and award type of each award.

Stock Options

A stock option, including an incentive stock option (as defined in Section 422 of the Code), and a nonqualified stock option, is a right to purchase a specified number of shares of Common Stock as a specified price during specified time periods. The option exercise price of all stock options granted pursuant to the Amended Plan will be at least 100% (or 110% in the case of incentive stock options granted to 10% Owners) of the fair market value of the Common Stock on the date of grant. Stock options may be exercised as determined by the Compensation Committee, but in no event after the tenth anniversary (or fifth anniversary in the case of incentive stock options granted to 10% Owners) of the date of grant. The aggregate fair market value of the shares with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent, by tendering previously acquired shares of Common Stock with a fair market value at the time of exercise equal to the exercise price, by "net exercise" of the option, or in other property acceptable to the Compensation Committee (including through the delivery of a notice that the participant has placed a market sell order with a broker with respect to shares then issuable upon exercise of the option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the option exercise price, provided that payment of such proceeds is then made to the Company upon settlement of such sale). However, no participant who is a member of the Board or an executive officer of the Company will be permitted to pay the exercise price of an option in any method in violation of Section 13(k) of the Exchange Act. The Company is not permitted to buy back any outstanding stock option.

Restricted Stock

A restricted stock award is the grant of shares of Common Stock that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may receive credit for dividends paid on such shares during such restriction period, but otherwise shall have no voting or dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

Stock Appreciation Rights

A stock appreciation right (a "SAR") is the right to receive payment of an amount equal to the excess of the fair market value of a share of Common Stock on the date of exercise of the SAR over the fair market value of a share of Common Stock on the date of grant of the SAR. Payments will be made by the Company in cash or Common Stock. The Company is not permitted to buy back any outstanding SAR.

Performance Share Awards

A performance share award is the right to receive shares of Common Stock, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Compensation Committee, in each case on a specified date or dates or over any period or periods determined by the Compensation Committee.

Stock Payment

A stock payment is a payment in form of shares of Common Stock or an option or other right to purchase shares of Common Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of such compensation.

Deferred Stock

An award of deferred stock is a right to receive a specified number of shares of Common Stock during time periods specified by the Compensation Committee. The number of shares of deferred stock are determined by the Compensation Committee and may be linked to any performance criteria determined appropriate by the Committee. Shares of Common Stock underlying a deferred stock award are not issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the Compensation Committee.

Restricted Stock Units

A restricted stock unit represents the right to receive one (1) share of Common Stock for each restricted stock unit granted. The Compensation Committee is authorized to make awards of restricted stock units in such amounts and subject to such vesting and forfeiture requirements, transfer restrictions, and purchase price requirements as are determined appropriate by the Compensation Committee.

The Compensation Committee is also authorized to grant other equity-based awards on such terms and conditions and based on such factors as the Compensation Committee determines appropriate.

Performance-Based Awards

The Amended Plan also provides the Compensation Committee with the ability to qualify awards, including awards of restricted stock, performance shares, deferred stock, stock payments, restricted stock units and other equity-based awards as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code. Performance-based awards will be determined based on the attainment of written performance goals approved by the Compensation Committee for a performance period established by the Compensation Committee in its sole discretion while the outcome for that performance period is substantially uncertain and no more than ninety (90) days after the commencement of the performance period to which the performance goal relates.

The performance goals will be based on one or more of the following criteria: net earnings (either before or after interest, taxes, depreciation and amortization or non-operating charges), other non-operating charges, economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of the Company's Common Stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The performance criteria may include a threshold level of performance below which no payment shall be made, levels of performance at which specified payments shall be made and a maximum level of performance above which no additional payment shall be made.

The Compensation Committee, in its discretion, may adjust or modify the calculation of performance goals for a particular performance period in order to prevent the dilution or enlargement of the rights of participants in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions. The Compensation Committee must determine whether, with respect to the performance period, the applicable performance goals have been met with respect to a given participant and if so met, shall so certify and ascertain the amount of the applicable performance-based award.

Vesting and Privileges of Stock Ownership

No award may be granted under the Amended Plan that vests or is exercisable (as applicable) until at least twelve (12) months following the date of grant of the award; provided, that up to five percent (5%) of the shares of Common Stock authorized for issuance under the Amended Plan may be subject to awards that do not meet the foregoing vesting and/or exercise requirements.

Except to the extent that the Compensation Committee grants an award that entitles the participant to credit for dividends paid on shares of Common Stock subject to such award prior to the vesting of such award and issuance of the subject shares to the participant, the award participant will not have any of the rights of a stockholder with respect to any such shares until such award vests (or applicable restrictions or forfeiture conditions lapse) and the subject shares are issued to the participant.

Changes in Capital Structure

In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of assets or any other corporate event affecting the Common Stock or the share price of the Common Stock in a manner that causes dilution or enlargement of benefits or potential benefits under the Amended Plan, then the Compensation Committee will make proportionate adjustments to: (i) the aggregate number of, and types of, shares of stock subject to the Amended Plan, (ii) the terms and conditions of any outstanding awards (including any applicable performance targets) and (iii) the grant or exercise price for any outstanding awards. In addition, in such a case or in the event of any unusual or nonrecurring transactions or events affecting the Company or of changes in applicable laws, the Compensation Committee, may, subject to the terms of the Amended Plan, take any of the following actions if it determines that such action is appropriate in order to prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Amended Plan or with respect to any award: (i) provide for either the termination, purchase or replacement of the awards, (ii) provide that the awards shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, (iii) make adjustments in the number and type of shares of stock (or other securities or property) subject to outstanding awards and/or in the terms and conditions of (including the exercise price), and the criteria included in, outstanding awards which may be granted in the future, (iv) provide for the acceleration of vesting or exercisability of the awards and (v) provide that the awards cannot vest or be exercised after the event that triggers the action.

Amendment and Termination

The Compensation Committee may terminate, amend, or modify the Amended Plan at any time, except that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any amendment or any modification of any options that would be deemed a re-pricing under applicable rules, in such a manner and to such a degree as required, and (b) without stockholder approval the Committee may not (i) increase the maximum number of shares of Common Stock which may be issued under the Amended Plan, (ii) extend the period during which any award may be granted or exercised, (iii) amend the Amended Plan to permit the Committee to grant options with an exercise price that is below fair market value on the date of grant, or (iv) extend the term of the Amended Plan.

In no event may an award be granted pursuant to the Amended Plan on or after the tenth anniversary of the effective date of the 2013 Plan (June 12, 2023).

Securities Law

The Amended Plan is intended to conform to the extent necessary with all provisions of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, and any and all regulations and rules promulgated by the SEC thereunder, including without limitation Rule 16b-3. The Amended Plan will be administered, and awards will be granted, vest and may be exercised, as applicable, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Amended Plan and awards granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

Withholding Taxes

Prior to delivering any shares or cash pursuant to any award, the Company or any subsidiary will have the authority to deduct, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes or payments required to be withheld with respect to such award. The Compensation Committee may permit a participant to satisfy such tax withholding obligation through various methods, including (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or shares having a fair market value equal to the minimum statutory amount required to be withheld (the "net exercise" method), or (c) delivering to the Company already-owned shares having a fair market value equal to the minimum statutory amount required to be withheld.

Federal Income Tax Consequences

The income tax consequences of the Amended Plan under current federal law are summarized in the following discussion which deals with the general income tax principles applicable to the Amended Plan, and is intended for general information only. This summary does not address alternative minimum tax, federal, state, or local income or other tax consequences. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The following summary is for informational purposes only and is not a substitute for careful tax planning and advice based upon an individual's particular circumstance.

Nonqualified Stock Options

For federal income tax purposes, an optionee generally will not recognize taxable income on the grant of a nonqualified stock option (an "NQSO") under the Amended Plan, but upon the exercise of an NQSO, an optionee will recognize ordinary income, and the Company generally will be entitled to a compensation deduction. The amount of income recognized (and the amount generally deductible by the Company) generally will be equal to the excess, if any, of the fair market value of the shares at the time of exercise over the aggregate exercise price paid for the shares, regardless of whether the exercise price is paid in cash or in shares or other property. An optionee's basis for the stock for purposes of determining his or her gain or loss upon a subsequent disposition of the shares generally will be the fair market value of the stock on the date of exercise of the NQSO, and any such gain or loss will generally be taxable as capital gains or losses.

Incentive Stock Options

An optionee generally will not recognize taxable income upon either the grant or exercise of an Incentive Stock Option (an "ISO"); however, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price will be treated as an "item of tax preference" for the optionee for purposes of the alternative minimum tax. Generally, upon the sale or other taxable disposition of the shares of the Common Stock acquired upon exercise of an ISO, the optionee will recognize income taxable as capital gains in an amount equal to the excess, if any, of the amount realized in such disposition over the exercise price paid by the optionee to acquire such shares, provided that no disposition of the shares has taken place within either (a) two years from the date of grant of the ISO or (b) one year from the date of exercise. If the shares of Common Stock are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the optionee will recognize compensation income in the year of disposition equal to the lesser of (i) the difference between the exercise price paid by the optionee to acquire such shares and the fair market value of the shares on the date of exercise, or (ii) the difference between the amount realized in such disposition and the exercise price paid by the optionee to acquire the shares. The Company (or other employer corporation) generally will be entitled to a tax deduction equal to the amount of the compensation income recognized by the optionee with respect to an ISO only to the extent the optionee recognizes ordinary income upon the sale or other disposition of the shares of Common Stock acquired by the optionee pursuant to an ISO.

Stock Appreciation Rights

No taxable income is generally recognized upon the grant of a SAR, but upon exercise of a SAR the fair market value of the shares (or cash in lieu of shares) received generally will be taxable as ordinary income to the participant in the year of such exercise. The Company generally will be entitled to a compensation deduction for the amount the participant recognizes as ordinary income.

Restricted Stock

A participant to whom restricted stock is issued generally will not recognize taxable compensation income upon such issuance and the Company generally will not then be entitled to a compensation deduction, unless such participant makes an election under Section 83(b) of the Code to treat such restricted stock as being substantially vested. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income in an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price paid by such participant (if any). The Company generally will be entitled to a compensation deduction equal to the amount of compensation income recognized by the participant. If a participant makes an election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize compensation income at the date of issuance in an amount equal to the excess, if any, of the fair market value of the shares at the date of issuance over the purchase price paid by such participant and the Company will be entitled to a compensation deduction equal to the amount of compensation income recognized by the participant.

Restricted Stock Units, Performance Share Awards, and Other Stock-Based Awards

The grant of a restricted stock unit, performance share award, or other stock-based awards (subject to vesting conditions) generally should not result in taxable compensation income to the participant or a compensation deduction to the Company. However, the participant will recognize taxable compensation income upon the settlement of such award in an amount equal to any cash that is received and the fair market value of any Common Stock that is received in settlement of such award. The Company is entitled to a compensation deduction upon the settlement of such an award equal to the compensation income recognized by the participant.

Stock Payments

A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally recognize taxable compensation income and be taxed as if the cash payment had been received, and the Company generally will be entitled to a compensation deduction for the same amount.

Section 162(m) Limitation

In general, under Section 162(m), income tax deductions of publicly held corporations may be limited to the extent the total compensation (including base salary, annual bonus, stock option exercises, transfers of property and benefits paid under nonqualified retirement plans) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the limit on the income tax deduction does not apply to certain "performance-based compensation." Under Section 162(m), stock options and SARs will satisfy the "performance-based compensation" exception if the awards of stock options or SARs are made by a committee of the Board consisting solely of two or more "outside directors," the plan sets the maximum number of shares that can be granted to any person within a specified period, and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price of the stock option or SAR is equal to or greater than the fair market value of the stock subject to such award on the grant date). Other types of awards may only qualify as "performance-based compensation" under Section 162(m) if such awards are granted or payable to the participants based only upon the attainment of objectively determinable and pre-established performance targets established by a qualifying committee of the Board and if the material terms of the performance-based compensation are disclosed to and approved by the Company's stockholders.

The Amended Plan has been designed in order to permit the Compensation Committee to grant stock options and SARs that will qualify as "performance-based compensation" under Section 162(m). In addition, in order to permit Awards other than stock options and SARs to qualify as "performance-based compensation," the Amended Plan allows the Compensation Committee to designate as "Section 162(m) Participants" employees whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m). The Compensation Committee may grant awards to Section 162(m) Participants that vest or become exercisable upon the attainment of specific performance targets that are related to one or more of the performance goals set by the Compensation Committee as provided in the Amended Plan. Upon approval by the Company's stockholders, the Amended Plan, will permit the Company to grant awards intended to qualify as performance-based compensation under Section 162(m).

New Plan Benefits

The Compensation Committee granted to Randall L. Hales performance-based RSUs under the Amended Plan, subject to obtaining stockholder approval of the Amended Plan. The actual performance-based RSUs actually earned will not be determined until the end of the one-year performance period ending December 31, 2017, and then will vest over a three year period. Up to 122.5% of the target number of performance-based RSUs granted to Mr. Hales, will be earned if, and to the extent that, the Company's revenue (50%) and Adjusted EBITDA (50%) during such period achieves or exceeds the threshold performance levels established by the Compensation Committee. The performance-based RSUs granted are eligible to vest for an aggregate of 132,300 shares of the Company's common stock if performance at the maximum performance levels established by the Compensation Committee is achieved for both corporate objectives.

The following table sets forth information pertaining to awards which have been granted to our NEOs, our executive officers as a group, our non-employee directors as a group, and our employees (excluding executive officers) as a group as of April 24, 2017 under the Amended Plan, subject to stockholder approval. In the event stockholder approval of the Amended Plan is not obtained, Mr. Hales' award will be automatically forfeited.

Name	Minimum Performance RSUs (#)	Target Performance RSUs (#)	Maximum Performance RSUs (#)	Aggregate U.S. Dollar Value of Maximum Performance RSUs ($)(1)
Randall L. Hales	83,700	108,000	132,300	$826,875
Bradley J. Holiday	-	-	-	-
Brian Stech	-	-	-	-
Chris Paterson	-	-	-	-
Steve Tarr	-	-	-	-
All executive officers	83,700	108,000	132,300	$826,875
All non-employee directors	-	-	-	-
All employees (excluding executive officers)	-	-	-	-

(1) Calculated based on the closing price of the Company's common stock on March 2, 2017, the date of grant, of $6.25, multiplied by the aggregate number of shares underlying the performance-based RSUs granted.

Awards are subject to the discretion of the Compensation Committee and, except as described above, no determinations have been made by the Compensation Committee as to any awards that may be granted pursuant to the Amended Plan. Therefore, it is not possible to determine the additional benefits that will be received in the future by participants in the Amended Plan.

Existing Plan Benefits

As of April 24, 2017, under the 2013 Plan there were 860,463 shares of Common Stock subject to outstanding unvested restricted stock units (assuming outstanding unearned performance-based restricted stock units are earned at target). As of the record date, there were approximately 400 employees and directors who were eligible to participate in the 2013 Plan.

The following table sets forth, as to our NEOs, our executive officers as a group, our non-employee directors as a group, and our employees (excluding executive officers) as a group, the number of shares underlying awards that have been granted through April 24, 2017 under the 2013 Plan, on a net basis.

Name	Number of Securities Underlying Awards
Randall L. Hales	694,042
Bradley J. Holiday	116,115
Brian Stech	261,813
Chris Paterson	81,844
Steve Tarr	-
All executive officers	1,257,134
All non-employee directors	185,007
All employees (excluding executive officers)	826,500

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE ZAGG INC AMENDED AND RESTATED 2013 EQUITY INCENTIVE AWARD PLAN.

Other Information

Stockholder Proposal for the 2018 Annual Meeting of Stockholders

If any stockholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the Company's 2018 Annual Meeting of Stockholders, the proposal must be in proper form (per SEC Regulation 14A, Rule 14a-8-Stockholder Proposals) and received by the Secretary of the Company on or before December 25, 2017. Stockholder proposals to be presented at the 2018 Annual Meeting of Stockholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than the close of business on March 24, 2018, nor later than the close of business on April 23, 2018.

Delivery of Documents to Stockholders Sharing an Address

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2016 Annual Report to Stockholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2016 Annual Report to Stockholders to any stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2016 Annual Report to Stockholders should submit a request by writing to Abby Barraclough, Corporate Secretary, ZAGG Inc, 910 W. Legacy Center Drive, Suite 500, Midvale, Utah 84047. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Frequently Asked Questions

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Randall L. Hales and Bradley J. Holiday) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, and custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you owned shares of Common Stock at the close of business on April 24, 2017 (the "Record Date").

How many shares of Common Stock may vote at the Meeting?

As of the Record Date, there were 27,961,276 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "stockholder of record" and a "street name" holder?

If your shares are registered directly in your name with Empire Stock Transfer, the Company's transfer agent, you are a "stockholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote on the proposals to be considered at the Meeting?

If you are a stockholder of record, you may vote electronically over the Internet, or by phone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy using the Internet or fax, see the instructions on the proxy form and the Internet Notice and have the proxy form available when you access the Internet website. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.



Other Information

If you hold your shares in street name, which means your shares are held of record by a broker, bank or nominee, you will receive a notice from your broker, bank or other nominee that includes instructions on how to vote your shares. Your broker, bank or nominee will allow you to deliver your voting instructions over the Internet and may also permit you to vote by telephone. In addition, you may request paper copies of the proxy statement and proxy card from your broker by following the instructions on the notice provided by your broker. If you hold shares in street name, you must obtain a legal proxy from the stockholder of record to vote in person at the Meeting.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1	FOR the election of all five nominees for director with terms expiring at the next annual meeting of the Company's stockholders.
Proposal 2	FOR the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm (independent auditors) for the fiscal year ending December 31, 2017.
Proposal 3	FOR approval on an advisory basis of the compensation of the NEOs identified in the Summary Compensation Table below, as disclosed herein.
Proposal 4	FOR approval of the Amended and Restated 2013 Equity Incentive Award Plan.

What are my choices when voting?

Proposal 1	You may cast your vote in favor of up to five individual directors. You may vote for fewer than five directors if you choose. You may also abstain from voting for any or all of the nominees for director.
Proposal 2	You may cast your vote in favor of or against the proposal, or you may abstain from voting.
Proposal 3	You may cast your vote in favor of or against the proposal, or you may abstain from voting.
Proposal 4	You may cast your vote in favor of or against the proposal, or you may abstain from voting.

How will my shares be voted if I do not specify how they should be voted?

If you sign and return your proxy without indicating how you want your shares to be voted, the proxies appointed by the Board will vote your shares as follows:

Proposal 1	FOR the election of all five nominees for director with terms expiring at the next annual meeting of the Company's stockholders.
Proposal 2	FOR the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm (independent auditors) for the fiscal year ending December 31, 2017.
Proposal 3	FOR approval on an advisory basis of the compensation of the NEOs.
Proposal 4	FOR approval of the Amended and Restated 2013 Equity Incentive Award Plan.

Can I change or revoke my vote?

You may change or revoke your proxy before the time of voting at the Meeting in any of the following ways:

• by mailing a revised proxy to the Secretary of the Company;

• by changing your vote on the Internet website.

• by voting in person at the Meeting.

If you hold your shares in street name, you may change or revoke the voting instructions you provide to your broker, bank or nominee by following the specific directions provided to you by your broker, bank or nominee, or, if you have obtained a legal proxy from your broker, bank or nominee, by attending the Meeting and voting in person.

Other Information

What vote will be required to approve each proposal?

If a quorum is present at the Meeting, the votes required for the proposals to be considered at the Meeting and the treatment of abstentions and broker non-votes in respect of such proposals are as follows:

Proposal 1 – Election of Directors. The five nominees with the most votes will be elected as directors of the Company, subject to the Company's plurality plus policy described below. Abstentions and broker non-votes, if any, are not counted for purposes of electing directors and will have no effect on the results of this vote.

Proposal 2 – Ratification of KPMG LLP as our Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Meeting is required to ratify KPMG LLP as our independent registered public accounting firm. Abstentions will count as present and be entitled to vote for purposes of this proposal. Broker non-votes are not considered entitled to vote on this proposal and, as a result, broker non-votes will have no effect on this proposal.

Proposal 3 – Advisory Vote on Executive Compensation. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Meeting is required to approve, on an advisory basis, the compensation of our NEOs. The advisory vote on executive compensation is a non-binding advisory vote; however, the Compensation Committee and Board of Directors intend to consider the outcome of the vote when considering future executive compensation decisions. Abstentions will count as present and entitled to vote for purposes of this proposal and will have the effect of votes against this proposal. Broker non-votes are not considered entitled to vote on this proposal and as a result, broker non-votes will have no effect on this proposal.

Proposal 4 – Approval of Amended and Restated 2013 Equity Incentive Plan. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Meeting is required to approve the Amended and Restated 2013 Equity Incentive Plan. Abstentions will count as present and entitled to vote for purposes of this proposal and will have the effect of votes against this proposal. Broker non-votes are not considered entitled to vote on this proposal and, as a result, broker non-votes will have no effect on this proposal.

Who will count the votes?

Representatives from Empire Stock Transfer, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. Management anticipates that the inspectors of election will be present at the Meeting.

Who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock.

Is this Proxy Statement the only way proxies are being solicited for use at the Meeting?

Yes. The Company does not intend to employ any other methods of solicitation.

Other Information

How are proxy materials being delivered?

The Company is pleased to take advantage of U.S. Securities and Exchange Commission (the "SEC") rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its stockholders the Internet Notice instead of a paper copy of the Proxy Statement and the Company's 2016 Annual Report on Form 10-K. The Internet Notice contains instructions on how to access those documents over the Internet. The Internet Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including the Proxy Statement, 2016 Annual Report on Form 10-K and a form of proxy card or voting instruction card. All stockholders who do not receive an Internet Notice will receive a paper copy of the proxy materials by mail. The Company believes this process will allow it to provide its stockholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ZAGG INC OR ANY OTHER PERSON.

Other Business

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.

/s/ Bradley J. Holiday

Bradley J. Holiday
Chief Financial Officer
Midvale, Utah
April 25, 2017

Other Information

ZAGG Inc
Annual Meeting of Stockholders
PROXY

This Proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting on June 22, 2017

The undersigned appoints Randall L. Hales or Bradley J. Holiday of ZAGG Inc with full power of substitution, the attorney and proxy of the undersigned, to attend the annual meeting of stockholders of ZAGG Inc, to be held June 22, 2017, beginning at 9:00 am, MDT, and can be accessed by visiting www.virtualshareholdermeeting.com/ZAGG2017, and at any adjournment thereof, and to vote the stock the undersigned would be entitled to vote if personally present, on all matters set forth in the proxy statement sent to stockholders, a copy of which has been received by the undersigned, as follows:

Please mark your votes as indicated [X]

Total Number of Shares Held: _____
Certificate Number(s) _____

This proxy when properly signed will be voted in the manner directed herein by the undersigned stockholder. **IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED BELOW, AND FOR PROPOSALS 2, 3 AND 4**.

1. Election of Directors

Nominees –   Randall L. Hales
                  Cheryl A. Larabee
                  E. Todd Heiner
                  Daniel R. Maurer
                  P. Scott Stubbs

FOR Election of ALL Nominees	AGAINST Election of ALL Nominees	ABSTAIN
[ ]	[ ]	[ ]

Except vote withheld from the following nominee listed above. (INSTRUCTION: To withhold authority to vote for a nominee, strike a line through the nominee's name in the list below.)

                  Randall L. Hales
                  Cheryl A. Larabee
                  E. Todd Heiner
                  Daniel R. Maurer
                  P. Scott Stubbs

2. Ratification of the Appointment of KPMG LLP as independent registered public accounting firm for the Company

AGAINST	FOR	ABSTAIN
[ ]	[ ]	[ ]

3. To provide an advisory approval of the compensation of our named executive officers

AGAINST	FOR	ABSTAIN
[ ]	[ ]	[ ]

4. Approval of Amended and Restated 2013 Equity Incentive Award Plan

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

IMPORTANT - PLEASE SIGN AND RETURN PROMPTLY. When joint tenants hold shares, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person. Please sign exactly as your name appears on your stock certificate(s).

_____   _____   _____

Print Name   Signature   Date

Please provide updated address information as necessary: _____

_____ .

Annex A

ZAGG INC AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Information to GAAP

Unaudited Supplemental Data

The following information is not a financial measure under generally accepted accounting principals (GAAP). In addition, it should not be construed as an alternative to any other measures of performance determined in accordance with GAAP, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities as there may be significant factors or trends that it fails to address. We present this financial information because we believe that it is helpful to some investors as a measure of our operations. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions; accordingly, its use can make it difficult to compare our results with our results from other reporting periods and with the results of other companies.

Consolidated Adjusted EBITDA Reconciliation			
	Twelve Months Ended		
	December 31, 2016	**December 31, 2015**	**December 31, 2014**
Net income (loss) in accordance with GAAP	$(15,587)	$15,587	$10,461
Adjustments:			
a. Stock based compensation expense	3,830	3,893	2,249
b. Depreciation and amortization	22,270	12,923	12,879
c. Recovery of reserves on note receivable	--	(639)	--
d. Other (income) expense	2,199	166	49
e. mophie transaction expenses	2,591	179	--
f. mophie fair value inventory write-up related to acquisition	2,586	--	--
g. mophie restructuring charges	2,160	--	--
h. mophie employee retention bonus	841	--	--
i. Loss on disputed mophie purchase price	24,317	--	--
j. Provision for income taxes	(7,972)	10,111	6,473
Adjusted EBITDA	**$37,235**	**$42,220**	**$32,111**

Annex B

ZAGG INC

AMENDED AND RESTATED

2013 EQUITY INCENTIVE AWARD PLAN

TABLE OF CONTENTS

2

STG_3134262.1

STG_3134262.1

STG_3134262.1

ZAGG INC

**AMENDED AND RESTATED
2013 EQUITY INCENTIVE AWARD PLAN**

**ARTICLE 1
PURPOSE**

The purposes of the ZAGG Inc Amended and Restated 2013 Equity Incentive Award Plan (the "*Plan*") are to:

(1)   Closely associate the interests of management, employees, directors and consultants of ZAGG Inc, a Delaware corporation (the "*Company*"), with the shareholders of the Company by reinforcing the relationship between participants' rewards and shareholder gains;

(2)   Provide management and employees with an equity ownership in the Company commensurate with Company performance, as reflected in increased shareholder value;

(3)   Maintain competitive compensation levels; and

(4)   Provide an incentive to management and employees to remain in continuing employment with the Company and to put forth maximum efforts for the success of its business.

The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate and retain the services of members of the Board, Employees and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

**ARTICLE 2
DEFINITIONS AND CONSTRUCTION**

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1.   *"Award"* means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Stock Payment award, a Deferred Stock award, a Restricted Stock Unit award, an Other Stock-Based Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.2.   *"Award Agreement"* means any written agreement, contract, or other instrument or document evidencing an Award.

2.3.   *"Board"* means the Board of Directors of the Company.

2.4.   *"Change in Control"* means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) under the Exchange Act) of more than thirty percent (30%) of the voting rights or equity interests in the Company; (ii) a replacement, during a 24-month period, of more than one-half (1/2) of the members of the Board that is not approved by those individuals who are members of the Board on the date hereof (or other directors previously approved by such individuals); (iii) consummation of a merger or consolidation of the Company or any Subsidiary or a sale of more than one-half (1/2) of the assets of the Company in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least one-half (1/2) of the voting rights and equity interests of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than one-half (1/2) of the voting rights or equity interests in the Company; or (v) consummation of a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Exchange Act with respect to the Company.

2.5.   *"Code"* means the Internal Revenue Code of 1986, as amended.

2.6.   *"Committee"* means the committee of the Board described in Article 12.

2.7.   *"Consultant"* means any consultant or adviser if:

(a)   The consultant or adviser renders bona fide services to the Company;

(b)   The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c)   The consultant or adviser is a natural person who has contracted directly with the Company to render such services.

2.8.   *"Covered Employee"* means an Employee who is, or may be, as determined by the Committee, a "covered employee" within the meaning of Section 162(m) of the Code.

2.9.   *"Deferred Stock"* means a right to receive a specified number of shares of Stock during specified time periods pursuant to Article 8.

2.10.   *"Disability"* means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

2.11.   *"Effective Date" shall* have the meaning set forth in Section 13.1.

2.12.   *"Eligible Individual"* means any person who is an Employee, a Consultant or a member of the Boar*d, as determined* by the Committee.

STG_3134262.1

2.13. *"Employee"* means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.14. *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

2.15. *"Fair Market Value"* means, as of any given date, the fair market value of a share of Stock on the date determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a share of Stock as of any date shall be (i) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any, on such date, or if shares were not traded on such date, then on the closest preceding date on which a trade occurred; or (ii) if Common Stock is not traded on an exchange, the mean between the closing representative bid and asked prices for the Common Stock on such date as reported by the OTC Bulletin Board or the OTC Markets Group, Inc, or if not then in existence, by their successor quotation system; or (iii) if Common Stock is not publicly traded, the Fair Market Value of a share of Common Stock as established by the Committee acting in good faith.

2.16. *"Incentive Stock Option"* means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.17. *"Independent Director"* means a member of the Board who is not an Employee of the Company.

2.18. *"ISAR"* shall have the meaning set forth in Section 7.3(a).

2.19. *"Non-Employee Director"* means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.20. *"Non-Qualified Stock Option"* means an Option that is not intended to be an Incentive Stock Option.

2.21. *"Option"* means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.22. *"Other Stock-Based Award"* means an Award granted or denominated in Stock or units of Stock pursuant to Section 8.5 of the Plan.

2.23. *"Option Term"* shall have the meaning set forth in Section 5.1(b).

2.24. *"Original 2013 Plan"* means the ZAGG Inc 2013 Equity Incentive Award Plan originally adopted by the Board on January 15, 2013 and approved by the stockholders of the Company on June 13, 2013.

2.25. *"Original 2013 Plan Effective Date"* means January 15, 2013.

2.26. *"Participant"* means any Eligible Individual who, as a member of the Board or

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Employee or Consultant, has been granted an Award pursuant to the Plan.

2.27.   *"Performance-Based Award"* means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

2.28.   *"Performance Criteria"* means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization or non-operating charges as determined by the Committee), other non-operating charges (as determined by the Committee), economic value-added (as determined by the Committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall, within the time prescribed by Section 162(m) of the Code, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.29.   *"Performance Goals"* means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.30.   *"Performance Period"* means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.31.   *"Performance Share"* means a right granted to a Participant pursuant to Article 8, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32.   *"Plan"* means this ZAGG Inc Amended and Restated 2013 Equity Incentive Award Plan, as it may be amended from time to time.

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2.33. *"Qualified Performance-Based Compensation"* means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.34. *"Restricted Stock"* means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.35. *"Restricted Stock Unit"* means an Award granted pursuant to Section 8.4.

2.36. *"Section 409A Award"* shall have the meaning set forth in Section 15.1.

2.37. *"Securities Act" shall mean the Securities Act of 1933, as amended.*

2.38. *"Stock"* means the common stock of the Company, par value $0.001 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.39. *"Stock Appreciation Right"* or "*SAR*" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40. *"Stock Payment"* means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Article 8.

2.41. *"Subsidiary"* means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3
SHARES SUBJECT TO THE PLAN

3.1. *Number of Shares.*

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued, transferred or reserved for issuance pursuant to Awards under the Plan shall be five million (5,000,000) shares. In order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of shares of Stock that may be delivered upon exercise of Incentive Stock Options shall be the number specified in this Section 3.1(a). Shares of stock that may be issued upon exercise of Options under the Plan shall be authorized and unissued shares of Common Stock, par value $0.001 per share, of the Company ("*Common Stock*"). In the absence of an effective registration statement under the Securities Act of 1933 (the "*Act*"), all Options granted and shares of Common Stock subject to their exercise will be restricted as to subsequent resale or transfer, pursuant to the provisions of Rule 144 promulgated under the Act.

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(b)   To the extent that an Award (other than an Option or an SAR) terminates, expires, or lapses for any reason, any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan.

3.2.   *Stock Distributed.* Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3.   *Limitation on Number of Shares Subject to Awards.* *Notwithstanding any provision in* the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during a one-year period (measured from the date of any grant) shall be 600,000.

ARTICLE 4
ELIGIBILITY AND PARTICIPATION

4.1.   *Eligibility.* Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2.   *Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3.   *Foreign Participants.* In order to assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; *provided, however*, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan.

ARTICLE 5
STOCK OPTIONS

5.1.   *General.* The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)   *Exercise Price.* The exercise price per share of Stock subject to an Option shall be not less than 100% of the Fair Market Value of a share of Stock on the date of the grant.

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(b)   *Time and Conditions of Exercise.*   Each Option shall be fully exercisable at any time within the period beginning not earlier than twelve (12) months after the date of the option grant and ending not later than ten (10) years after the date of such grant (the "*Option Term*"), unless the Committee specifies otherwise. In no event, however, shall the Option Term extend beyond ten (10) years after the date of the grant. No Option shall be exercisable after the expiration of the Option Term. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)   *Payment*   The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) shares of Stock having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; *provided* that payment of such proceeds is then made to the Company upon settlement of such sale), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. The Committee may also in its discretion permit a Participant to pay the exercise price by the "net exercise" of such Option. In such case, the Company will not require a cash payment of the exercise price, but will reduce the number of shares of Common Stock issued upon the exercise of such Option by the largest number of whole shares of Common Stock that have a Fair Market Value which does not exceed the aggregate exercise price, including tax withholding, with respect to the portion of such Option that is being exercised. With respect to any remaining balance of the aggregate Option price, the Company shall accept a cash payment. Upon the "net exercise" of an Option (i) shares used to pay the Option price, (ii) shares actually delivered to the Option holder as a result of such exercise, and (iii) shares withheld for purposes of minimum statutory tax withholding, will no longer be outstanding under such Option (and will therefore no longer be exercisable by the holder). Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option by means of a personal loan or other credit extended by the Company or in any other method which would violate Section 13(k) of the Exchange Act.

(d)   *Evidence of Grant.*   All Options shall be evidenced by a written Award Agreement between the Company and the Participant. The Award Agreement shall include the number of shares of Common Stock subject to the Option, the exercise date, the Option Term, and such additional provisions as may be specified by the Committee.

5.2.   *Incentive Stock Options.*   The terms of any Incentive Stock Options granted pursuant to the Plan must comply with the conditions and limitations contained in Section 13.2 and this Section 5.2.

(a)   *Eligibility.*   The Committee may grant one or more Incentive Stock Options to employees of the Company or any "subsidiary corporation" thereof (within the meaning of Section 424(f) of the Code and the applicable regulations promulgated thereunder). The date an Incentive Stock Option is granted shall mean the date selected by the Committee as of which the Committee shall allot a specific number of shares to a participant pursuant to the Plan.

(b)   *Individual Dollar Limitation.*   The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. Multiple Incentive Stock Options may be granted to an Optionee in any calendar year.

(c)   *Ten Percent Owners.*   The Committee may determine to grant an Incentive Stock Option to an employee who is also an individual who owns, at the date of grant, directly or indirectly according to the stock ownership attribution rules of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of Stock of the Company. However, the exercise price of such Option granted shall not be less than one hundred ten percent (110%) of Fair Market Value on the date of grant. Furthermore, the Option may be exercisable for no more than five (5) years from the date of grant.

(d)   *Notice of Disposition.*   The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two (2) years from the date of grant of such Incentive Stock Option or (ii) one (1) year after the transfer of such shares of Stock to the Participant. In order to obtain the favorable tax treatment available for Incentive Stock Options under Section 422 of the Code, the Optionee is prohibited from the sale, exchange, transfer, pledge, hypothecation, gift or other disposition of the shares of Common Stock underlying the Incentive Stock Options until the later of either two (2) years after the date of grant of the Incentive Stock Option, or one (1) year after the transfer to the Optionee of such underlying Common Stock after the Optionee's exercise of such Incentive Stock Option. Should Optionee choose to make a premature disposition of such underlying Common Stock contrary to such restrictions, the Options related to such Common Stock shall be treated as Non-qualified Stock Options pursuant to the terms of the Plan.

(e)   *Right to Exercise.*   During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

5.3.   *Substitution of Stock Appreciation Rights.*   The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 7.2 hereof; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4.   *Paperless Exercise.*   In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Options by a Participant may be permitted through the use of such an automated system.

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5.5.   *Granting of Options to Independent Directors.*   The Board may from time to time, in its sole discretion, and subject to the limitations of the Plan:

(a)   Select from among the Independent Directors (including Independent Directors who have previously been granted Options under the Plan) such of them as in its opinion should be granted Options;

(b)   Subject to Section 3.3, determine the number of shares of Stock that may be purchased upon exercise of the Options granted to such selected Independent Directors; and

(c)   Subject to the provisions of this Article 5, determine the terms and conditions of such Options, consistent with the Plan.

Options granted to Independent Directors shall be Non-Qualified Stock Options.

ARTICLE 6
RESTRICTED STOCK AWARDS

6.1.   *Grant of Restricted Stock.*   The Committee is authorized to make Awards of Restricted Stock to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by a written Award Agreement.

6.2.   *Issuance and Restrictions.*   Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Any restrictions will be designated in the form of Award Agreement between the Company and the Participant.

6.3.   *Forfeiture.*   Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; *provided, however*, that the Committee may (a) provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4.   *Certificates for Restricted Stock.*   Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

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ARTICLE 7
STOCK APPRECIATION RIGHTS

7.1.   *Grant of Stock Appreciation Rights.*   A Stock Appreciation Right may be granted to any Participant selected by the Committee. A Stock Appreciation Right may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

7.2.   *No Coupled Stock Appreciation Rights.* No Coupled Stock Appreciation Rights shall be granted pursuant to this Plan.

7.3.   *Independent Stock Appreciation Rights.*

(a)   An Independent Stock Appreciation Right ("*ISAR*") shall be unrelated to any Option and shall have a term set by the Committee. An ISAR shall be exercisable in such installments as the Committee may determine. An ISAR shall cover such number of shares of Stock as the Committee may determine. The exercise price per share of Stock subject to each ISAR shall be set by the Committee; *provided, however*, that the exercise price for any ISAR shall not be less than 100% of the Fair Market Value on the date of grant; and *provided, further*, that, the Committee in its sole and absolute discretion may provide that the ISAR may be exercised subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise.

(b)   An ISAR shall entitle the Participant (or other person entitled to exercise the ISAR pursuant to the Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Stock on the date of exercise of the ISAR by the number of shares of Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Committee may impose.

7.4.   *Payment and Limitations on Exercise.*

(a)   Subject to Section 7.4(b) and (c), payment of the amounts determined under Section 7.3(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee.

(b)   To the extent payment for a Stock Appreciation Right is to be made in cash, the Award Agreement shall, to the extent necessary to comply with the requirements of Section 409A of the Code, specify the date of payment, which may be different than the date of exercise of the Stock Appreciation Right. If the date of payment for a Stock Appreciation Right is later than the date of exercise, the Award Agreement may specify that the Participant be entitled to earnings on such amount until paid.

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(c)   To the extent any payment under Section 7.3(b) is effected in Stock it shall be made subject to satisfaction of any applicable provisions of Article 5 above pertaining to Options.

ARTICLE 8
OTHER TYPES OF AWARDS

8.1.   *Performance Share Awards.*   Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2.   *Stock Payments.*   Any Participant selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.3.   *Deferred Stock.*   Any Participant selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee.

8.4.   *Restricted Stock Units.*   The Committee is authorized to make Awards of Restricted Stock Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Section 10.9, transfer to the Participant one (1) share of Stock, subject to any applicable transfer restrictions, for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited. The Committee shall specify the purchase price, if any, to be paid by the grantee to the Company for such shares of Stock.

8.5.   *Other Stock-Based Awards.*   Any Participant selected by the Committee may be granted one or more Awards that provide Participants with shares of Stock or the right to purchase shares of Stock or that have a value derived from the value of, or an exercise or

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conversion privilege at a price related to, or that are otherwise payable in shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Participant.

8.6.   *Term.*   Except as otherwise provided herein, the term of any Award of Performance Shares, Stock Payments, Deferred Stock, Restricted Stock Units or Other Stock-Based Award shall be set by the Committee in its discretion and designated in the form of Award Agreement between the Company and the Participant.

8.7.   *Exercise or Purchase Price.*   The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Deferred Stock, Stock Payments, Restricted Stock Units or Other Stock-Based Award; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law. The exercise or purchase price, if any, will be designated in the form of Award Agreement between the Company and the Participant.

8.8.   *Exercise Upon Termination of Employment or Service.*   An Award of Performance Shares, Deferred Stock, Stock Payments, Restricted Stock Units and Other Stock-Based Award shall only be exercisable or payable while the Participant is an Employee, a Consultant, or a member of the Board, as applicable; *provided, however*, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Stock Payments, Deferred Stock, Restricted Stock Units or Other Stock-Based Award may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise; *provided, however*, that any such provision with respect to Performance Shares shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

8.9.   *Form of Payment.*   Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Stock or a combination of both, as determined by the Committee, and as specifically designated in the form of Award Agreement between the Company and the Participant.

8.10.   *Award Agreement.*   All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by a written Award Agreement.

ARTICLE 9
PERFORMANCE-BASED AWARDS

9.1.   *Purpose.*   The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant

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a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; *provided, however*, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2.   *Applicability.*   This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one (1) Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3.   *Procedures with Respect to Performance-Based Awards.*   To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 and 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4.   *Payment of Performance-Based Awards.*   Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

9.5.   *Additional Limitations.*   Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

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ARTICLE 10
PROVISIONS APPLICABLE TO AWARDS

10.1. *Stand-Alone and Tandem Awards.* Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2. *Award Agreement.* Awards under the Plan shall be evidenced by written Award Agreements that shall set forth the terms, conditions, limitations and award type for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award. Each Award Agreement shall specify whether payments with respect to such Award may be made in cash, solely in Stock, or a combination of both, as determined by the Committee, and such statement of means of payment shall govern any question relating to whether such payments may be made in cash or Stock.

10.3. *Limits on Transfer.* Except as otherwise provided by the Committee, no right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, during the life of the recipient, such award shall be exercisable only by such person or by such person's guardian or legal representative.

10.4. *Death of Optionee.*

(a) *Options.* Notwithstanding Section 10.3, upon the death of the Optionee while either in the Company's employ or within six (6) months after termination of Optionee's employment, any rights to the extent exercisable on the date of death may be exercised by the Optionee's estate, or by a person who acquires the right to exercise such Option by bequest or inheritance or by reason of the death of the Optionee, *provided* that such exercise occurs within both the remaining effective term of the Option and one (1) year after the Optionee's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

(b) *Incentive Stock Options.* Upon the death of the Optionee while in the Company's employ or within not more than ninety (90) days after termination of Optionee's employment, any Incentive Stock Option exercisable on the date of death may be exercised by the Optionee's estate or by a person who acquires the right to exercise such Incentive Stock

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Option by bequest or inheritance or by reason of the death of the Optionee, *provided* that such exercise occurs within both the remaining Option Term of the Incentive Stock Option and one (1) year after the Optionee's death.

        10.5.   *Retirement or Disability.*

           (a)   *Options.*   Upon termination of the Optionee's employment by reason of retirement or permanent disability, the Optionee may, within thirty-six (36) months from the date of termination, exercise any Options to the extent such Options are exercisable during such 36-month period.

           (b)   *Incentive Stock Options.*   Upon termination of the Optionee's employment by reason of retirement or permanent disability, the Optionee may, within thirty-six (36) months from the date of termination, exercise any Incentive Stock Options to the extent such Incentive Stock Options are exercisable during such 36-month period. However, the tax treatment available pursuant to Section 422 of the Code will not be available to an Optionee who exercises any Incentive Stock Option more than (i) twelve (12) months after the date of termination of employment due to permanent disability, or (ii) three (3) months after the date of termination of employment due to retirement.

        10.6.   *Forfeiture for Other Reasons.*   Except as provided herein or except as otherwise determined by the Committee, all Options shall forfeit ninety (90) days after the termination of the Optionee's employment with the Company.

        10.7.   *Leaves of Absence and Performance Targets.*   The Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by the recipient of any award. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan and (ii) the impact, if any, of such leave of absence on awards under the Plan theretofore made to any recipient who takes such leave of absence. The Committee shall also be entitled to make such determination of performance targets, if any, as it deems appropriate.

        10.8.   *Newly Eligible Employees.*   The Committee shall be entitled to make such rules, regulations, determinations and awards as it deems appropriate in respect of any employee who becomes eligible to participate in the Plan or any portion thereof, after the commencement of an award or incentive period.

        10.9.   *Stock Certificates; Book Entry Procedures.*   As soon as practicable after receipt of payment, the Company shall deliver to the Optionee a certificate(s) for such shares of Stock. Upon receipt of such certificate(s), the Optionee shall become a shareholder of the Company with respect to Stock represented by share certificates so issued and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or

STG_3134262.1

traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee. Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.10. *Minimum Vesting*. Notwithstanding anything to the contrary set forth herein, at the time of grant, no Award will be granted that vests (or, if applicable, is exercisable) until at least twelve (12) months following the date of grant of the Award; provided, however, that up to five percent (5%) of the shares of Stock authorized for issuance under this Plan may be subject to Awards that do not meet the foregoing vesting (and, if applicable, exercisability) requirements.

10.11. *Prohibition on Buyout of Options and SARs*. Notwithstanding anything to the contrary set forth herein, the Company shall not be permitted at any time to buy from a Participant an Option or SAR previously granted with payment in cash, shares of Stock or other consideration.

CHANGES IN CAPITAL STRUCTURE

11.1. *Adjustments.*

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of Company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the Stock or the share price of the Stock, the Committee may make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such changes with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 11.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, and whenever the Committee determines that action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or

16

events or to give effect to such changes in laws, regulations or principles, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions:

(i)   To provide for either (A) termination of any such Award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1(b) the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

(iii)   To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv)   To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v)   To provide that the Award cannot vest, be exercised or become payable after such event.

11.2.   *Outstanding Awards—Other Changes.*   In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 11, the Committee may, in its absolute discretion, make such adjustments in the number and kind of shares or other securities subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

11.3.   *No Other Rights.*   Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities

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convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12
ADMINISTRATION

12.1. *Committee.* The Board of Directors may delegate the administration of the Plan to a Compensation Committee (the "*Committee*") in the event that such a committee is established by the Board of Directors and is comprised of persons appointed by the Board of Directors of the Company in accordance with the provisions of Section 12.2; *provided , however*, that the Board shall delegate administration of the Plan to a Committee as necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation. The Board shall exercise full power and authority regarding the administration of the Plan until such administration is delegated to the Committee. Unless the context otherwise requires, references herein to the Committee shall be deemed to refer to the Board of Directors until the administration of the Plan has been delegated to the Committee.

12.2. *Committee Membership.* The Committee shall be composed of one or more members of the Board. The Board shall have the power to determine the number of members which the Committee shall have and to change the number of membership positions on the Committee from time to time. The Board shall appoint all members of the Committee. The Board may from time to time appoint members to the Committee in substitution for, or in addition to, members previously appointed and may fill vacancies, however caused, on the Committee. Any member of the Committee may be removed from the Committee by the Board at any time with or without cause.

12.3. *Certain Actions.* Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and, for purposes of such Awards, the term Committee as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.8.

12.4. *Action by the Committee.* A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.5. *Authority of Committee.* Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

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(b)   Determine the type or types of Awards to be granted to each Participant;

(c)   Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d)   Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)   Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)   Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)   Decide all other matters that must be determined in connection with an Award;

(h)   Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)   Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)   Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable.

12.6.   *Decisions Binding.*   The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.7.   *Delegation of Authority.*   To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Committee or the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 112.5 shall serve in such capacity at the pleasure of the Committee.

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12.8. *Committee Administration.* One (1) member of the Committee shall be elected by the Board as chairman. The Committee shall hold its meetings at such times and places as it shall deem advisable. The Committee may appoint a secretary and make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings.

12.9. *Liability.* No member of the Board or Committee shall be liable for any action taken or decision or determination made in good faith with respect to any Option, the Plan, or any award thereunder.

ARTICLE 13
EFFECTIVE AND EXPIRATION DATE

13.1. *Effective Date.* The Plan is effective as of the date the Plan is approved by the Committee (the "*Effective Date*"). The Plan, however, shall be subject to approval by the stockholders. The Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company's Bylaws, but, in any event, held no later than twelve (12) months after adoption on the Effective Date.

13.2. *Expiration Date.* The Plan will expire on, and no Incentive Stock Option or other Award may be granted pursuant to the Plan after, the tenth (10th) anniversary of the of the Original 2013 Plan Effective Date. Any Awards that are outstanding on the tenth (10th) anniversary of the Original 2013 Plan Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14
AMENDMENT, MODIFICATION, AND TERMINATION

14.1. *Amendment, Modification, and Termination.* The Committee may at any time and from time to time terminate or modify or amend the Plan in any respect, except that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment or any modification of any Options that would be deemed a re-pricing under applicable rules, in such a manner and to such a degree as required, and (b) without shareholder approval the Committee may not (i) increase the maximum number of shares of Stock which may be issued under the Plan, (ii) extend the period during which any Award may be granted or exercised, (iii) amend to the Plan to permit the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (iv) extend the term of the Plan. The termination or any modification or amendment of the Plan, except as provided in subsection (a), shall not without the consent of a Participant, affect his or her other rights under an Award previously granted to him or her.

14.2. *Awards Previously Granted.* No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

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ARTICLE 15
COMPLIANCE WITH SECTION 409A OF THE CODE

15.1.   *Awards subject to Code Section 409A.*   Any Award that constitutes, or provides for, a deferral of compensation subject to Section 409A of the Code (a "*Section 409A Award*") shall satisfy the requirements of Section 409A of the Code and this Article 15, to the extent applicable. The Award Agreement with respect to a Section 409A Award shall incorporate the terms and conditions required by Section 409A of the Code and this Article 15.

15.2.   *Distributions under a Section 409A Award.*

(a)   Subject to subsection (b), any shares of Stock or other property or amounts to be paid or distributed upon the grant, issuance, vesting, exercise or payment of a Section 409A Award shall be distributed in accordance with the requirements of Section 409A(a)(2) of the Code, and shall not be distributed earlier than:

(i)   the Participant's separation from service, as determined by the Secretary of the Treasury;

(ii)   the date the Participant becomes disabled;

(iii)   the Participant's death;

(iv)   a specified time (or pursuant to a fixed schedule) specified under the Award Agreement at the date of the deferral compensation;

(v)   to the extent provided by the Secretary of the Treasury, a change in the ownership or effective control of the Company or a Parent or Subsidiary, or in the ownership of a substantial portion of the assets of the Company or a Parent or Subsidiary; or

(vi)   the occurrence of an unforeseeable emergency with respect to the Participant.

(b)   In the case of a Participant who is a "specified employee," the requirement of paragraph (a)(i) shall be met only if the distributions with respect to the Section 409A Award may not be made before the date which is six months after the Participant's separation from service (or, if earlier, the date of the Participant's death). For purposes of this subsection (b), a Participant shall be a "specified employee" if such Participant is a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) of a corporation any stock of which is publicly traded on an established securities market or otherwise, as determined under Section 409A(a)(2)(B)(i) of the Code and the Treasury Regulations thereunder.

(c)   The requirement of paragraph (a)(vi) shall be met only if, as determined under Treasury Regulations under Section 409A(a)(2)(B)(ii) of the Code, the amounts distributed with respect to the unforeseeable emergency do not exceed the amounts necessary to satisfy such unforeseeable emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such unforeseeable emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by

21

liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

        (d)   For purposes of this Section, the terms specified therein shall have the respective meanings ascribed thereto under Section 409A of the Code and the Treasury Regulations thereunder.

        15.3.   *Prohibition on Acceleration of Benefits.*   The time or schedule of any distribution or payment of any shares of Stock or other property or amounts under a Section 409A Award shall not be accelerated, except as otherwise permitted under Section 409A(a)(3) of the Code and the Treasury Regulations thereunder.

        15.4.   *Elections under Section 409A Awards.*

        (a)   Any deferral election provided under or with respect to an Award to any Eligible Individual, or to the Participant holding a Section 409A Award, shall satisfy the requirements of Section 409A(a)(4)(B) of the Code, to the extent applicable, and, except as otherwise permitted under paragraph (i) or (ii) below, any such deferral election with respect to compensation for services performed during a taxable year shall be made not later than the close of the preceding taxable year, or at such other time as provided in Treasury Regulations.

        (i)   In the case of the first year in which an Eligible Individual or a Participant holding a Section 409A Award, becomes eligible to participate in the Plan, any such deferral election may be made with respect to services to be performed subsequent to the election with thirty days after the date the Eligible Individual, or the Participant holding a Section 409A Award, becomes eligible to participate in the Plan, as provided under Section 409A(a)(4)(B)(ii) of the Code.

        (ii)   In the case of any performance-based compensation based on services performed by an Eligible Individual, or the Participant holding a Section 409A Award, over a period of at least twelve months, any such deferral election may be made no later than six months before the end of the period, as provided under Section 409A(a)(4)(B)(iii) of the Code.

        (b)   In the event that a Section 409A Award permits, under a subsequent election by the Participant holding such Section 409A Award, a delay in a distribution or payment of any shares of Stock or other property or amounts under such Section 409A Award, or a change in the form of distribution or payment, such subsequent election shall satisfy the requirements of Section 409A(a)(4)(C) of the Code, and:

        (i)   such subsequent election may not take effect until at least twelve months after the date on which the election is made,

        (ii)   in the case such subsequent election relates to a distribution or payment not described in Section 10.2(a)(ii), (iii) or (vi), the first payment with respect to such election may be deferred for a period of not less than five years from the date such distribution or payment otherwise would have been made, and

(iii) in the case such subsequent election relates to a distribution or payment described in Section 10.2(a)(iv), such election may not be made less than twelve months prior to the date of the first scheduled distribution or payment under Section 10.2(a)(iv).

15.5. *Compliance in Form and Operation* A Section 409A Award, and any election under or with respect to such Section 409A Award, shall comply in form and operation with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.

GENERAL PROVISIONS

16.1. *No Rights to Awards.* No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

16.2. *Privileges of Stock Ownership; Voting and Dividends.* Except to the extent that the Committee grants an Award that entitles the Participant to credit for dividends paid on shares of Stock subject to such Award prior to the vesting of such Award and issuance of the subject shares to the Participant (as reflected in the Award Agreement), no Participant will have any of the rights of a stockholder with respect to any such shares until such Award vests (or applicable restrictions or forfeiture conditions lapse) and the subject shares are issued to the Participant. For the avoidance of doubt, in the event the Committee grants an Award that entitles a Participant to credit for dividends on shares of Stock subject to such Award prior to the date such Award vests (or applicable restrictions or forfeiture conditions lapse) and the subject shares are issued, dividends shall not be paid to a Participant until such Award vests (or applicable restrictions or forfeiture conditions lapse) and the subject shares are issued with respect to such Award. Upon satisfaction of the foregoing conditions, the Participant will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such shares; provided, that if such shares are restricted stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the restricted stock; provided, further, that the Participant will have no right to retain such stock dividends or stock distributions with respect to shares of Stock that are repurchased at the Participant's original purchase price or otherwise forfeited to the Company.

16.3. *Withholding.* The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy minimum federal, state, local and foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six (6) months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's minimum federal, state, local

23

and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such minimum liabilities based on the statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

16.4.   *No Right to Employment or Services.*   Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

16.5.   *Unfunded Status of Awards.*   The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

16.6.   *Indemnification.*   To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

16.7.   *Relationship to other Benefits.*   No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

16.8.   *Expenses.*   The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

16.9.   *Titles and Headings.*   The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

16.10.   *Fractional Shares.*   No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

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16.11. *Limitations Applicable to Section 16 Persons.*   Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

16.12. *Government and Other Regulations.*   The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act of 1933, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act of 1933, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16.13. *Governing Law.*   The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

*   *   *   *   *

I hereby certify that the foregoing Plan was duly adopted by the Compensation Committee of the Board of Directors of ZAGG Inc on April 20, 2017.

/s/ Daniel Maurer
Daniel Maurer, Chair
Compensation Committee

*   *   *   *   *

I hereby certify that the foregoing Plan was approved by the stockholders of ZAGG Inc on _____, 2017.

Cheryl A. Larabee, Chair
ZAGG Inc Board of Directors

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